Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

by and among

NOKIA CORPORATION,

NEPTUNE OF AMERICA CORPORATION

and

INFINERA CORPORATION

Dated as of June 27, 2024

TABLE OF CONTENTS

(cont’d)

ii

TABLE OF CONTENTS

(cont’d)

Exhibits and Schedules

Exhibit A	Surviving Corporation Certificate of Incorporation
Exhibit B	Surviving Corporation Bylaws
Schedule 7.1(c)	Antitrust Laws Regulatory Approval
Schedule 7.1(d)	Foreign Investment Laws Regulatory Approvals

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 27, 2024, by and among Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Parent”), Neptune of America Corporation, a Delaware corporation and a wholly owned subsidiary, directly or indirectly, of Parent (“Merger Sub”), and Infinera Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party” and collectively the “Parties.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has (i) unanimously determined that it is advisable and in the best interests of the Company and the Company Stockholders to enter into this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders.

B. Each of the board of directors of Parent and Merger Sub has (i) approved and declared it advisable to enter into this Agreement and the transactions contemplated hereby, including the Merger; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) in the case of Merger Sub, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) in the case of Merger Sub, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

C. Parent, Merger Sub, and the Company desire to (i) make certain representations, warranties, covenants, and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case of (i) or (ii), containing provisions that require any counterparty thereto (and any representatives named therein) that receives non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (ii), the provisions contained therein are not less restrictive in any material respect to such counterparty than those contained in the Confidentiality Agreement, it being understood that any such agreement need not include any “standstill” or similar restriction.

(b) “Acquisition Inquiry” means a request for information or for a discussion for the apparent purpose of evaluating the making of an Acquisition Proposal (other than an expression of intent or request for information or for a discussion made or submitted by Parent or any of its Subsidiaries).

(c) “Acquisition Proposal” means any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Parent or Merger Sub or any of their respective Affiliates or Representatives) to engage in an Acquisition Transaction.

(d) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), whether from the Company or any other Person(s), of shares of Company Capital Stock or securities convertible into, or exchangeable for, Company Capital Stock or any other securities of the Company, in each case, representing more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company or securities convertible into, or exchangeable for, more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, joint venture, partnership, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries whose business accounts for more than twenty percent (20%) of the revenue or consolidated assets of the Company and its Subsidiaries, taken as a whole, pursuant to which any Person or Group or equityholders of any such Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates, or the equityholders of the Company prior to the consummation of such transaction), would hold shares of Company Capital Stock representing more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company or securities convertible into, or exchangeable for, more than twenty percent (20%) of the outstanding Company Capital Stock or voting power of the Company (or the surviving corporation) after giving effect to the consummation of such transaction.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(f) “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that is applicable to the Transaction.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 30, 2023 set forth in the Company’s Form 10-K filed by the Company with the SEC on May 17, 2024.

(h) “Business Day” means any day other than (x) Saturday or Sunday or (y) any other day on which commercial banks are authorized or required by Law to be closed in New York, New York or Helsinki, Finland.

(i) “Capped Calls” means the capped call transactions evidenced by the Capped Call Documentation.

(j) “Capped Call Documentation” means the letter agreements related to call options on the Company Common Stock relating to the 2024 Notes, entered into by the Company with each of Morgan Stanley & Co. LLC, Bank of America, N.A., Deutsche Bank AG, London Branch and Goldman Sachs & Co. LLC, in connection with the offering of the 2024 Notes, as amended, restated, supplemented, or otherwise modified on or prior to the date of the Agreement.

(k) “Capped Calls Expiration Date” means, the earlier of (i) the earliest Expiration Date (as defined in the Capped Call Documentation), or (ii) December 20, 2024.

(l) “CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and any similar or successor legislation in any applicable jurisdiction, and any subsequent legislation, regulation, memorandum or executive order relating to COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020.

(m) “CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

(n) “CFIUS Approval” means (a) CFIUS has concluded that the Transaction is not a “covered transaction” and not subject to review under the DPA, (b) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the Transaction, and has concluded all action under the DPA without imposing a Burdensome Condition or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the Transaction or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

(o) “CFIUS Notice” means a voluntary notice with respect to the Transaction submitted to CFIUS pursuant to 31 C.F.R. § 800.501.

(p) “CFIUS Turndown” shall be deemed to have occurred if (a) CFIUS has informed the Parties in writing, after reasonable best efforts by the Parties to negotiate with CFIUS to receive CFIUS Approval, that it has unresolved national security concerns with respect to the Transaction and that it intends to send or has sent a report to the President of the United States recommending that the President of the United States act to suspend or prohibit the Transaction or (b) if after the Parties use reasonable best efforts to negotiate with CFIUS in good faith, CFIUS has informed the Parties it will impose a Burdensome Condition as a condition of CFIUS Approval.

(q) “Code” means the Internal Revenue Code of 1986.

(r) “Company Board” means the Board of Directors of the Company.

(s) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(t) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(u) “Company Equity Plans” means the Company’s Amended and Restated 2016 Equity Incentive Plan and the Company’s 2019 Inducement Equity Incentive Plan, in each case, as may be amended or restated from time to time and, in each case, the outstanding award agreements thereunder.

(v) “Company ESPP” mean the Company’s Amended and Restated 2007 Employee Stock Purchase Plan.

(w) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(x) “Company Loan Agreement” means the Loan, Guaranty and Security Agreement, dated as of June 24, 2022 (as amended by the First Amendment to Loan, Guaranty and Security Agreement dated August 2, 2022, the Second Amendment to Loan, Guaranty and Security Agreement dated May 16, 2023, the Third Amendment to Loan, Guaranty and Security Agreement dated June 27, 2024, and as otherwise amended, restated, supplemented, modified, substituted or replaced from time to time as permitted by this Agreement) among the Company, the other obligors party thereto, the lenders party thereto, Bank of America, N.A., as agent, sole bookrunner and, together with Citibank, N.A., as joint lead arranger, and all collateral, pledge, security and other agreements and documents related thereto.

(y) “Company Material Adverse Effect” means any change, event, effect, development, occurrence, fact, condition or circumstance (each, an “Effect”) that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, properties, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays beyond the Termination Date, or would reasonably be expected to prevent or delay beyond the Termination Date, the consummation by the Company of the Transaction or have a material adverse effect on the ability of the Company to consummate the Transaction; provided that in the case of clause (x) none of the following, and no Effects arising out of or resulting from the following (in each case, by themselves or when aggregated), will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether there has been or would reasonably be expected to occur a Company Material Adverse Effect:

(i) changes in general economic conditions anywhere in the world, or changes in conditions in the global, domestic, international or regional economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets anywhere in the world, including (A) changes in interest rates or the Company’s credit rating; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes in conditions that are generally applicable in the industries in which the Company and its Subsidiaries conduct business (including the development, continuation or worsening of supply chain disruptions or increases in raw material prices);

(iv) changes in regulatory, legislative or political conditions anywhere in the world (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions), civil unrest, protests and public demonstrations, any government responses thereto (e.g., curfews) and any escalation or worsening thereof);

(v) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyber-attack, cyberterrorism, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyber-attack, cyberterrorism, terrorism or military actions) anywhere in the world;

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar force majeure events anywhere in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities);

(vii) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, mandate, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other similar restrictions in connection with or in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, mandate, directive, pronouncement or guideline or any material worsening of such conditions;

(viii) inflation or any changes in the rate of increase or decrease of inflation;

(ix) the negotiation, execution, delivery or performance of this Agreement, the pendency or consummation of the Merger, or any Effect directly resulting from the announcement of this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, employees, regulators, Governmental Authorities, vendors or any other business partners; provided, however, that this clause (ix) shall be inapplicable with respect to any representation or warranty explicitly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transaction;

(x) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken as required pursuant to or in accordance with this Agreement;

(xi) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement, and any failure to take any action resulting from Parent’s failure to grant any approval or consent requested by the Company to take any action restricted or prohibited by this Agreement;

(xii) changes in GAAP or other accounting standards or changes in, or changes proposed by a federal or state legislative body to, any applicable Laws (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, or any action taken for the purpose of complying with GAAP or any applicable Law;

(xiii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless such change would otherwise be excepted from this definition by another exception herein);

(xiv) any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless such failure would otherwise be excepted from this definition by another exception herein);

(xv) the availability or cost of equity, debt or other financing to Parent, Merger Sub or their respective Affiliates;

(xvi) any Transaction Litigation, including any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock; provided, however, that this clause (xvi) shall be inapplicable with respect to any representation or warranty explicitly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transaction;

(xvii) the identity of, or any facts relating to, Parent, Merger Sub, or the respective Affiliates of the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business; or

(xviii) any breach by Parent or Merger Sub of this Agreement;

except, in case of each of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), and (xii), to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be expected to have occurred.

(z) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(aa) “Company PSUs” means restricted stock units of the Company (including “Performance Shares” within the meaning of the Company Equity Plans) granted pursuant to the Company Equity Plans and that were granted with vesting conditioned in whole or in part on the satisfaction of performance criteria (whether in addition to continued employment or other service or otherwise).

(bb) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(cc) “Company RSUs” means restricted stock units of the Company granted pursuant to the Company Equity Plans and that were granted without vesting conditioned in any part on the satisfaction of performance criteria other than continued employment or other service.

(dd) “Company Stockholders” means the holders of shares of Company Capital Stock.

(ee) “Company Termination Fee” means an amount equal to $65,000,000.

(ff) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(gg) “Contract” means any binding (whether written or oral) contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, or other binding agreement.

(hh) “Controlled Group Liability” means any and all liabilities (i) under any Multiemployer Plan, (ii) under Title IV of ERISA, (iii) under Section 302 of ERISA or Sections 412 and 4971 of the Code, and (iv) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements.

(ii) “Convertible Notes” means the 2024 Notes, 2027 Notes, and 2028 Notes.

(jj) “Convertible Notes Indentures” means the 2027 Notes Indenture and the 2028 Notes Indenture.

(kk) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associate epidemics, pandemic, or disease outbreaks.

(ll) “Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authority, including: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company or any of its Subsidiaries.

(mm) “Data” means any and all data that does not constitute Personal Information and is generated, collected, used, held for use, stored and/or otherwise retained by the Company or any of its Subsidiaries, including in connection with any of its products or services.

(nn) “DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense, or any successor thereto.

(oo) “DCSA Approval” means (a) receipt by the Parties of written acknowledgement (including by email) from DCSA that it has accepted a foreign ownership, control or influence mitigation plan (“FOCI Mitigation Plan”) proposed by Parent, or (b) the entry into a written commitment notice or commitment letter executed by the Parties and acknowledged by DCSA to mitigate the foreign ownership, control or influence over the Company arising as a result of the transactions contemplated by this Agreement.

(pp) “DCSA Notice” means notification to DCSA and any other Cognizant Security Agency (as such term is defined in the NISPOM) of the transactions contemplated by this Agreement pursuant to the NISPOM and any other applicable U.S. national or industrial security regulations.

(qq) “Deposit Agreement” means that certain Amended and Restated Deposit Agreement dated as of March 28, 2000 by and among Parent, the Depositary Bank and all holders and beneficial owners from time to time of Parent ADSs evidenced by American Depositary Receipts issued and outstanding thereunder, as amended by Amendment No. 1 thereto, pursuant to which the Parent ADSs to be issued as Share Consideration and Mixed Consideration will be issued.

(rr) “Depositary Bank” means Citibank, N.A., as depositary under the Deposit Agreement.

(ss) “DOJ” means the United States Department of Justice.

(tt) “DPA” means section 721 to the Defense Production Act of 1950 and corresponding regulations.

(uu) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other bonus, stock option, stock purchase or other equity or equity-based, incentive compensation, commission, profit sharing, savings, retirement, supplemental retirement, disability, vacation, deferred compensation, employee assistance, wellness, legal services, fringe benefit plan, flexible spending or reimbursement account or agreement, severance, employment or other service termination, retention, change of control compensation, and other similar plan, agreement (including individual agreements) or arrangement, whether or not in writing and whether or not funded, in each case, that is sponsored, maintained or contributed to by the Company or any Subsidiary (or to which the Company or a Subsidiary is a party) with or for the benefit of any current or former employee, director, consultant or independent contractor (or their respective beneficiaries) of the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any actual or contingent liability, other than any such plan or arrangement to which the Company or any Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by any Governmental Authority.

(vv) “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution, including Laws relating to: (i) the exposure to, or releases or threatened releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

(ww) “Environmental Permits” means any licenses, permits, authorizations, registrations or other approvals under Environmental Laws.

(xx) “ERISA” means the Employee Retirement Income Security Act of 1974.

(yy) “ERISA Affiliate” of any entity means each Person that at any relevant time would be treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(zz) “Exchange Act” means the Securities Exchange Act of 1934.

(aaa) ”Executive Group” means the Company’s Chief Executive Officer, any executive officer, and individual (including Senior Vice Presidents) reporting directly to the Chief Executive Officer.

(bbb) “FDI Turndown” shall be deemed to have occurred if (a) a relevant Governmental Authority has informed the Parties orally or in writing that is has unresolvable concerns with respect to the Transaction under a Foreign Investment Law and that it intends to suspend or prohibit the Transaction or (b) if after the Parties use reasonable best efforts to negotiate with a relevant Governmental Authority in good faith, that Governmental Authority has informed the Parties it will impose a Burdensome Condition as a condition of approval under that respective Foreign Investment Law (or otherwise impose any requirement, term or condition to which the Parent would not be required to agree pursuant to Section 6.2), in each case other than a CFIUS Turndown.

(ccc) “Foreign Investment Laws” means any applicable Law, including any state, national or multi-jurisdictional Law, that is designed or intended to prohibit, restrict or regulate actions to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, in each case on national interest, public order or security, or national security or similar grounds, including the DPA, in any case that is applicable to the Transaction, but excluding, for the avoidance of doubt, Laws administered by the DCSA.

(ddd) “FTC” means the United States Federal Trade Commission.

(eee) “GAAP” means generally accepted accounting principles in the United States, as in effect on the date or for the period with respect to which such principles are applied.

(fff) “Government Contract” means any Contract between the Company, on one hand, and a Governmental Authority, on the other, or entered into by the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority. A task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

(ggg) “Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations, after the date of this Agreement, of certain United States federal government services provided by the FTC, DOJ, CFIUS or the DCSA to review the Transaction under the HSR Act.

(hhh) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(iii) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(jjj) “Group” has the meaning as used in Section 13 of the Exchange Act.

(kkk) “Hazardous Substance” means any (i) material, substance or waste that (A) is listed, defined or regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant” (or words of similar meaning and regulatory effect) under Environmental Laws or (B) can form the basis of any liability under any Environmental Law; and (ii) petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, and toxic mold or fungi.

(lll) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(mmm) “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standard Board.

(nnn) “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) net cash payment obligations of such Person under swaps, options, derivatives and other hedging contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (f) letters of credit (to the extent drawn), bank guarantees (to the extent drawn) and other similar contracts or arrangements entered into by or on behalf of such Person; (g) with respect to deferred purchase price of property (tangible or intangible), goods or services, including any earn-outs or purchase price adjustments relating to acquisitions (other than trade payables or accruals in the ordinary course of business); or (h) guarantee of any of the obligations or undertakings described in the foregoing clauses (a) through (g) of any other Person.

(ooo) “Intellectual Property” means any and all intellectual property rights throughout the world, including such rights in or otherwise associated with any of the following: (i) all United States and foreign patents and patent applications, including any provisionals, continuations, divisions, continuations-in-part, reexaminations, extensions, renewals, reissues and foreign counterparts of or for any of the foregoing (“Patents”); (ii) all copyrights, copyright registrations and applications therefor, mask work rights and registrations for mask work rights, and any other works of authorship or rights thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, trade dress and similar designation of origin and rights therein, together with all of the goodwill associated with any of the foregoing, and registrations and applications for registration thereof (“Marks”); (iv) internet domain names; (v) trade secret rights and analogous rights in know-how and other proprietary or confidential information processes, formulae, designs, models and methodologies (“Trade Secrets”); and (vi) rights in databases and data collections, in each case of clauses (i) through (vi) above to the extent protectable by applicable Law.

(ppp) “Intervening Event” means any Effect occurring following the date of this Agreement that is material and that (i) was not known to, or reasonably foreseeable by, the Company Board on the date of this Agreement (or if known or reasonably foreseeable to the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which Effect becomes known to, or reasonably foreseeable by, the Company Board prior to the Requisite Stockholder Approval and (ii) does not relate to any Acquisition Proposal; provided, that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (A) the Company meeting, failing to meet or exceeding any internal or published revenue or earnings forecasts or projections for any period, or (B) changes in the market price or trading volume of Company Common Stock; provided that in the case of the foregoing clauses (A) and (B), the underlying causes of such Effect may be considered and taken into account in determining whether there has been an Intervening Event.

(qqq) “IRS” means the United States Internal Revenue Service, or any successor agency thereto.

(rrr) “Knowledge” of the Company, with respect to any matter in question, means the knowledge after reasonable due inquiry, of the individuals listed on Section 1.1(qqq) of the Company Disclosure Letter. With respect to matters involving the Company Intellectual Property, Knowledge does not require the Company or any of its directors, officers or employees to have conducted or have obtained any freedom to operate opinions or any Patent, Mark or other Intellectual Property clearance or lien searches. If not conducted or obtained, no knowledge of any Patents, Marks or other Intellectual Property of any third Person that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(sss) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with binding and enforceable jurisdiction over the parties and subject matter of the dispute.

(ttt) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, arbitration, investigation or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(uuu) “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party, other than any Employee Plan (except as provided in subsections (i) and (xvi) below):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any Contract pursuant to which a top ten (10) customer (determined on the basis of the aggregate revenues recognized by the Company and its Subsidiaries over the four (4) consecutive fiscal quarters ended December 30, 2023) purchases goods or services from Company or its Subsidiaries;

(iii) any Contract pursuant to which Company or its Subsidiaries purchases goods or services from a top ten (10) vendor or supplier of goods or services (determined on the basis of the aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarters ended December 30, 2023);

(iv) any Contract with a top ten (10) distributor or reseller (determined on the basis of the aggregate amounts paid by the Company and its Subsidiaries to such distributors or resellers over the four (4) consecutive fiscal quarters ended December 30, 2023);

(v) any Contract (other than a lease of real property unless it is a Real Property Lease) (A) under which the Company or any of its Subsidiaries made or received payments in excess ten million dollars ($10,000,000) over the four (4) consecutive fiscal quarters ended December 30, 2023 other than Standard Inbound Licenses and Standard Outbound Licenses or (B) containing supply commitments or take-or-pay or offtake obligations in excess of one million dollars ($1,000,000) on the part of any of the Company, its Subsidiaries or any counterparty to such Contract that will be in effect for more than twenty four (24) months following the date of this Agreement;

(vi) any Contract containing any covenant (A) expressly limiting the right of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person in any line of business or geographic area, or (B) prohibiting the Company or any of its Subsidiaries from engaging in any material line of business with any Person, in the case of each of clauses (A) or (B) in a manner that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) any Contract of the kind described in subsections (i) through (v) of this definition (A) containing a “most favored nation” provision, or (B) granting to any Person any exclusive rights or an option of first refusal, first offer or similar preferential right to purchase or acquire any goods, assets or property of the Company or any Subsidiary of the Company or, following Closing, Parent or any of its Subsidiaries;

(viii) any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries of any corporation, partnership, association or other business organization or division thereof (including by way of an acquisition of the assets or equity thereof) that is material to the Company and under which the Company or any Subsidiary of the Company has material continuing obligations, including as a result of the Company or any Subsidiary of the Company (including any of their respective predecessors) agreeing to retain liabilities and/or provide indemnification with respect to certain matters, including environmental matters, in each case, other than in the ordinary course of business;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the incurrence of Indebtedness for borrowing of money or extension of credit, in each case in excess of five million dollars ($5,000,000) other than (A) accounts receivables and payables in the ordinary course of business; and (B) loans solely among the Company and any of its Subsidiaries;

(x) any Contract that prohibits (A) the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries; (B) the pledging of capital stock of the Company or any of its Subsidiaries; or (C) the issuance of guarantees or similar obligations by the Company or any of its Subsidiaries;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries grants any right, immunity or authorization to use or otherwise exploit any Intellectual Property that is material, individually or in the aggregate, to the business of the Company and its Subsidiaries, other than Standard Outbound Licenses;

(xii) any Contract pursuant to which the Company or any of its Subsidiaries receives a license, sublicense, covenant not to sue, immunity from suit, or other right to use or register, or title in or to any Intellectual Property that is material, individually or in the aggregate, to the business of the Company and its Subsidiaries, other than Standard Inbound Licenses;

(xiii) each employment Contract to which the Company or any of its Subsidiaries is a party that relates to the employment of a member of the Executive Group;

(xiv) any Collective Bargaining Agreement;

(xv) any material Contract with any Governmental Authority;

(xvi) any Contract providing for the compromise or settlement of any material Legal Proceeding pursuant to which the Company or any of its Subsidiaries has material continuing obligations, other than Contracts providing for cash payments only that do not exceed one million dollars ($1,000,000) as to such compromise or settlement; and

(xvii) any Contract that involves a joint venture, legal partnership or similar arrangement.

(vvv) “Maximum Stock Amount” means a number of Parent Shares equal to (i) the Mixed Consideration Exchange Ratio multiplied by (ii) the aggregate number of shares of Company Capital Stock issued and outstanding as of the date that is ten (10) Business Days prior to the Closing Date (other than Company Owned Shares and Dissenting Company Shares).

(www) “Mixed Consideration Exchange Ratio” means the ratio of 0.5355 Parent Shares for each share of Company Capital Stock.

(xxx) “NASDAQ” means the National Association of Securities Dealers Automated Quotations and any successor stock exchange or inter-dealer quotation system operated by the National Association of Securities Dealers Automated Quotations or any successor thereto.

(yyy) “NISPOM” means the National Industrial Security Program Operating Manual.

(zzz) “NISPOM Rule” means 32 CFR Part 117.

(aaaa) “Open Source License” means a license that complies with the “Open Source Definition” of the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Creative Commons License.

(bbbb) “Order” means any order, judgment, judicial decision, decree (including any consent decree or similar agreed order or judgment), injunction, ruling, award, settlement, stipulation, writ or verdict, whether civil, criminal or administrative, in each case, that is entered, issued or rendered by any Governmental Authority of competent jurisdiction (whether temporary, preliminary or permanent).

(cccc) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person.

(dddd) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation by Parent or Merger Sub of the Transaction or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transaction.

(eeee) “Parent Shares” means the ordinary shares of Parent, with no nominal value and in book-entry form.

(ffff) “Parent Termination Fee” means an amount equal to $130,000,000.

(gggg) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP or IFRS, as applicable; (iii) leases, subleases and licenses (other than capital leases, leases underlying sale and leaseback transactions and licenses to Intellectual Property); (iv) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the use or operation of the applicable property); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) any non-exclusive license to any Intellectual Property entered into in the ordinary course of business; (viii) mortgages, pledges and other liens existing pursuant to the Company Loan Agreement (and any refinancing, extension, renewal or replacement thereof permitted by this Agreement); (ix) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any leased real property unless caused by the Company or any of its Subsidiaries; (x) with respect to Owned Real Property, matters shown on the First American Title Company Policy of Title Insurance dated March 28, 2019 or the First American Title Company Commitment for Title Insurance dated June 14, 2024; (xi) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (xii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports; and (xiii) any other liens that do not secure a liquidated amount, that have been suffered in the ordinary course of business, and that would not be material to the Company and its Subsidiaries, taken as a whole.

(hhhh) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(iiii) “Personal Information” means any data or information that is defined as “personal data,” “personally identifiable information” or “PII” under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies, notices or contracts.

(jjjj) “Privacy Laws” means any and all applicable Laws governing data privacy or data protection with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, as applicable, (i) the California Consumer Privacy Act and the General Data Protection Regulation, Regulation 2016/679/EU (GDPR) and (ii) any and all such applicable Laws relating to breach notification in connection with Personal Information.

(kkkk) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) internet domain names.

(llll) “Regulatory Approvals” means any Governmental Authorizations or other notice of non-action or determination not to initiate or continue, or to conclude, any investigation or other proceedings, under Antitrust Laws, Foreign Investment Laws, the NISPOM Rule or any other applicable U.S. or non-U.S. national industrial security regulations, in each case required in connection with the Merger or the other transactions contemplated by this Agreement, including the Governmental Authorization under the Antitrust Laws set forth on Schedule 7.1(c) and the Foreign Investment Laws set forth on Schedule 7.1(d).

(mmmm) “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, consultants, investment bankers, attorneys, agents, advisors and other representatives.

(nnnn) “Sanctioned Jurisdiction” means, at any time, a country or territory that is itself the subject or target of applicable Sanctions (at the time of this Agreement, Iran, Cuba, Syria, North Korea, the Crimea region of Ukraine and the so-called Donetsk and Luhansk People’s Republic regions of Ukraine).

(oooo) “Sanctioned Person” means any Person: (a) designated on any applicable Sanctions-related list of sanctioned Persons maintained by any applicable Sanctions Authority; (b) any Person located, organized, or ordinarily resident in a Sanctioned Jurisdiction; or (c) any Person directly or indirectly owned or controlled by (in accordance with the relevant definitions under Sanctions) any Person or Persons described in the foregoing clauses (a) or (b).

(pppp) “Sanctions” means the applicable economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by any applicable Sanctions Authority.

(qqqq) “Sanctions Authority” means the United States government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State); the United Nations Security Council; the European Union and any of its member states; and the UK Government (including, but not limited to, His Majesty’s Treasury).

(rrrr) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ssss) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(tttt) “Securities Act” means the Securities Act of 1933.

(uuuu) “Share Consideration Exchange Ratio” means the ratio of 1.7896 Parent Shares for each share of Company Capital Stock.

(vvvv) “Software” means any and all computer programs, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof and all documentation related to the foregoing.

(wwww) “Standard Inbound Licenses” means Contracts entered into in the ordinary course of business on a non-exclusive basis: (A) for third-party Intellectual Property licensed to the Company or any of the Subsidiaries for commercially available software or services, including Open Source Licenses; (B) between the Company and its contractors, service providers or employers; (C) that are non-disclosure agreements; (D) agreements granting rights to use technology that are granted incidental to the purchase of related hardware products; and (E) containing trademark or feedback licenses, in each case solely that are incidental to the primary purpose of such Contract.

(xxxx) “Standard Outbound Licenses” means Contracts entered into in the ordinary course of business on a non-exclusive basis: (A) granting licenses to customers; (B) containing licenses to vendors and service providers for the purpose of providing the applicable services to the Company or any of its Subsidiaries; (C) that are non-disclosure agreements; and (D) containing trademark or feedback licenses, in each case solely that are incidental to the primary purpose of such Contract.

(yyyy) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent (50%) of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(zzzz) “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel and in accordance with this Agreement) would be more favorable, from a financial point of view, to the Company Stockholders (solely in their capacity as such) than the Transaction (taking into account (i) those factors and matters deemed relevant in good faith by the Company Board (or a committee thereof), which factors will include the (A) identity of the Person making the proposal; (B) likelihood of consummation of the transaction contemplated by such Acquisition Proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal); and (ii) any binding proposal made by Parent to amend or modify the terms and conditions of this Agreement prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty and one tenth percent (50.1%).”

(aaaaa) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments, fees, levies, customs, imposts, duties or other similar assessments or charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, capital, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, inventory, capital stock, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, premium, license, recording, environmental, escheat, abandoned or unclaimed property, real or personal property and estimated taxes, alternative or add-on minimum taxes, customs duty or other taxes) imposed by any Governmental Authority, together with any interest, penalties, fines or additions to tax imposed thereon.

(bbbbb) “Tax Attributes” means net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could reduce a Tax liability for a past or future taxable period.

(ccccc) “Tax Return” means any return, declaration, report, statement, certificate, form, election, claim for refund, estimate or information return or similar filing filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule, supplement and additional or supporting material or attachment thereto, and including any amendment thereof.

(ddddd) “Transaction” means the Merger and each other transaction contemplated by this Agreement.

(eeeee) “Transaction Litigation” means any Legal Proceeding commenced or threatened in writing against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, other than any Legal Proceedings among the Parties related to this Agreement.

(fffff) “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

(ggggg) “United States” and “U.S. ” means the United States of America.

(hhhhh) “WARN” means the United States Worker Adjustment and Retraining Notification Act or any similar state, local or foreign law requiring advanced notice to employees or government agencies in the event of a plant closing or mass layoff.

(iiiii) “2024 Notes” means the Company’s 2.125% convertible senior notes due September 1, 2024 issued pursuant to the 2024 Notes Indenture.

(jjjjj) “2024 Notes Indenture” means the base indenture dated September 11, 2018 by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as supplemented by the First Supplemental Indenture dated September 11, 2018 by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

(kkkkk) “2027 Notes” means the Company’s 2.50% convertible senior notes due March 1, 2027 issued pursuant to the 2027 Notes Indenture.

(lllll) “2027 Notes Indenture” means the indenture dated March 9, 2020, by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

(mmmmm) “2028 Notes” means the Company’s 3.75% convertible senior notes due August 1, 2028, issued by the Company pursuant to the 2028 Notes Indenture.

(nnnnn) “2028 Notes Indenture” means the indenture dated August 8, 2022, by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 1.1(c)
Acquisition Transaction	Section 1.1(d)
Affiliate	Section 1.1(e)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Antitrust Laws	Section 1.1(f)
Audited Company Balance Sheet	Section 1.1(g)
Business Day	Section 1.1(h)
Cash Consideration	Section 2.7(a)(iii)(1)
Cash Election	Section 2.7(b)(ii)
Cash Election Stock	Section 2.7(b)(ii)
Certificate of Merger	Section 2.2
Certificates	Section 2.9(d)
Chosen Courts	Section 9.10
Closing	Section 2.3
Closing Date	Section 2.3
Code	Section 1.1(q)
Collective Bargaining Agreement	Section 3.19(a)
Company	Preamble
Company 401(k) Plan	Section 6.9(c)
Company Board	Section 1.1(r)
Company Board Recommendation Change	Section 5.3(c)(i)
Company Capital Stock	Section 1.1(s)
Company Common Stock	Section 1.1(t)
Company Director RSU	Section 2.8(c)
Company Equity Plans	Section 1.1(u)
Company ESPP	Section 1.1(v)
Company Intellectual Property	Section 1.1(w)
Company Loan Agreement	Section 1.1(x)
Company Material Adverse Effect	Section 1.1(y)

Company Personal Information	Section 3.16(l)
Company Preferred Stock	Section 1.1(z)
Company PSUs	Section 1.1(aa)
Company Registered Intellectual Property	Section 1.1(bb)
Company Related Parties	Section 8.3(f)(i)
Company RSUs	Section 1.1(cc)
Company Software	Section 3.16(e)
Company Stockholder Meeting	Section 6.4(a)
Company Stockholders	Section 1.1(dd)
Company Termination Fee	Section 1.1(ee)
Confidentiality Agreement	Section 9.4
Continuing Employees	Section 1.1(ff)
Contract	Section 1.1(gg)
Controlled Group Liability	Section 1.1(ii)
Copyrights	Section 1.1(mmm)
COVID-19	Section 1.1(kk)
Customs & Trade Laws	Section 1.1(ll)
D&O Insurance	Section 6.8(c)
DGCL	Recitals
Dissenting Company Shares	Section 2.7(f)
DTC	Section 2.9(e)
DTC Payment	Section 2.9(e)
Effect	Section 1.1(y)
Effective Time	Section 2.2
Elected Share Consideration	Section 2.7(c)
Election	Section 2.7(b)(ii)
Election Deadline	Section 2.7(b)(i)
Election Form	Section 2.7(b)(i)
Electronic Delivery	Section 9.13
Employee Plan	Section 1.1(uu)
Environmental Law	Section 1.1(vv)
Environmental Permits	Section 1.1(ww)
ERISA	Section 1.1(xx)
ERISA Affiliate	Section 1.1(yy)
Excess Amount	Section 2.7(c)
Exchange Act	Section 1.1(zz)
Exchange Agent	Section 2.9(a)
Exchange Fund	Section 2.9(b)
Final Purchase Period	Section 2.8(d)
Foreign Investment Laws	Section 1.1(ccc)
Foreign Plan	Section 3.18(j)
Form F-4	Section 6.3(b)
GAAP	Section 1.1(ddd)
Governmental Authority	Section 1.1(eee)
Governmental Authorization	Section 1.1(hhh)
Group	Section 1.1(iii)

Hazardous Substance	Section 1.1(jjj)
HSR Act	Section 1.1(kkk)
Improvements	Section 3.14(c)
Indebtedness	Section 1.1(mmm)
Indemnified Person	Section 6.8(a)
Indemnified Persons	Section 6.8(a)
Intellectual Property	Section 1.1(mmm)
Intervening Event	Section 1.1(ooo)
IRS	Section 1.1(ppp)
Knowledge	Section 1.1(qqq)
Law	Section 1.1(rrr)
Legal Proceeding	Section 1.1(sss)
Mailing Date	Section 2.7(b)(i)
Marks	Section 1.1(mmm)
Material Contract	Section 1.1(ttt)
Maximum Annual Premium	Section 6.8(c)
Maximum Stock Amount	Section 1.1(uuu)
Merger	Recitals
Merger Sub	Preamble
Mixed Consideration	Section 2.7(a)(iii)(3)
Mixed Consideration Exchange Ratio	Section 1.1(uuu)
Mixed Election	Section 2.7(b)(ii)
Mixed Election Stock	Section 2.7(b)(ii)
Multiemployer Plan	Section 3.18(b)
NASDAQ	Section 1.1(vvv)
Notice Period	Section 5.3(d)(ii)(3)
Open Source Definition	Section 1.1(aaaa)
Open Source License	Section 1.1(aaaa)
Order	Section 1.1(bbbb)
Organizational Documents	Section 1.1(cccc)
Other Required Filing	Section 6.3(c)
Owned Real Property	Section 3.14(a)
Parent ADSs	Section 2.7(a)(iii)(3)
Parent Material Adverse Effect	Section 1.1(dddd)
Parent Related Parties	Section 8.3(f)(ii)
Parent RSU	Section 2.8(a)
Parent Termination Fee	Section 1.1(ffff)
Party	Preamble
Patents	Section 1.1(mmm)
Payoff Letters	Section 6.16
Permitted Liens	Section 1.1(gggg)
Person	Section 1.1(hhhh)
Personal Information	Section 1.1(iiii)
Privacy Laws	Section 1.1(hhhh)
Proxy Statement	Section 6.3(a)
Real Property Leases	Section 3.14(b)

Registered Intellectual Property	Section 1.1(kkkk)
Representatives	Section 1.1(mmmm)
Sarbanes-Oxley Act	Section 1.1(rrrr)
SEC	Section 1.1(ssss)
Securities Act	Section 1.1(tttt)
Share Consideration	Section 2.7(a)(iii)(2)
Share Consideration Exchange Ratio	Section 1.1(ssss)
Share Election	Section 2.7(b)(ii)
Share Election Stock	Section 2.7(b)(ii)
Software	Section 1.1(tttt)
Subsidiary	Section 1.1(yyyy)
Superior Proposal	Section 1.1(zzzz)
Surviving Corporation	Section 2.1
Surviving Corporation 401(k) Plan	Section 6.9(c)
Tax	Section 1.1(aaaaa)
Tax Return	Section 1.1(ccccc)
Termination Date	Section 8.1(c)
Transaction	Section 1.1(ddddd)
Transaction Litigation	Section 1.1(eeeee)
Treasury Regulations	Section 1.1(fffff)
Uncertificated Shares	Section 2.9(d)
United States	Section 1.1(ggggg)
VDR	Section 1.3(q)
WARN	Section 1.1(hhhhh)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein,” “hereto” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) The phrase “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of business of the applicable Party and its Subsidiaries.

(f) When used in this Agreement, references to “$” or “dollars” are references to U.S. dollars. All amounts in this Agreement will be paid in dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than dollars, to the extent applicable, the dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined jointly by the Company and the Parent, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(g) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(h) When reference is made to any Party or party to any other agreement or document, such reference includes such Party’s or party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(i) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented, or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(k) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date.

(l) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof and all schedules and exhibits thereto.

(m) Except with respect to Parent or where otherwise expressly stated, all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(n) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(o) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(p) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(q) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://wwwna2.dfsvenue.com/p/2023033721/_layouts/rrdsunprogs/documentlibrary.aspx#/docLib (the “VDR”) at 12:00 p.m. New York City Time on the date of this Agreement.

(r) Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.29 and Section 4.15 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(s) All references to time shall refer to New York City time unless otherwise specified. For purposes of this Agreement, the expiration of a Business Day shall be deemed to have occurred one (1) minute following 11:59 p.m. New York City Time on such date.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”), which shall take place by exchange of documents and signatures (or their electronic counterparts) at (a) 9:00 a.m. on the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read in the form attached as Exhibit A hereto and incorporated herein by reference, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation in the form attached as Exhibit B hereto and incorporated by reference, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws.

2.6 Directors and Officers. The Parties shall take all actions reasonably necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law. Prior to the Closing Date, the Company shall use reasonable best efforts to obtain resignation letters (in a form and substance reasonably satisfactory to Parent) of each individual serving as a director of the Company or member of any committee of the Company Board as of immediately prior to the Effective Time (in each case, solely in such individual’s capacity as a director of the Company and member of any committee of the Company Board), in each case with the resignation to be conditioned upon and effective as of the Closing, and shall deliver, or cause to be delivered, to Parent such resignation letters at or prior to the Closing.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation into which they were converted);

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Company Owned Shares”) will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid in exchange therefor; and

(iii) each share of Company Capital Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Company Owned Shares and Dissenting Company Shares) will be automatically cancelled, extinguished and converted into, subject to the election of the holder as provided in and subject to Section 2.7(b), the right to receive the following consideration, as adjusted pursuant to Section 2.7(d) and subject to Section 2.7(c) and Section 2.7(e) (each of (1), (2) and (3) a “Merger Consideration”):

(1) cash in an amount equal to $6.65, without interest thereon (the “Cash Consideration”);

(2) a number of Parent Shares equal to the Share Consideration Exchange Ratio (the “Share Consideration”); or

(3) cash in an amount equal to $4.66, without interest thereon, and a number of Parent Shares equal to the Mixed Consideration Exchange Ratio (the “Mixed Consideration”),

provided that, in each case, Parent Shares shall be delivered in the form of American Depositary Shares (the “Parent ADSs”) representing the right to one Parent Share and Parent shall take all action necessary to cause the proper issuance, settlement, and deposit of the Parent ADSs pursuant to this Agreement.

(b) Elections. Each holder of record of Company Capital Stock issued and outstanding immediately prior to the Election Deadline shall have the right, subject to the limitations set forth in this Article II, to submit an Election on or prior to the Election Deadline in accordance with the following procedures.

(i) Concurrently with the mailing of the Proxy Statement (the “Mailing Date”), the Company shall cause an election form, in such form as Parent shall specify and that is reasonably acceptable to the Company and satisfies the requirements set forth in the Finnish Companies Act (624/2006, as amended from time to time) (“Finnish Companies Act”) for the subscription of shares (the “Election Form”) (and which shall comply with Section 2.7(b)(ii)) to be mailed to record holders of Company Capital Stock as of the record date for the Company Stockholder Meeting. The Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders of Company Capital Stock during the period following the record date for the Company Stockholders Meeting and prior to 5:00 p.m., New York City time, on the Business Day immediately prior to the Company Stockholder Meeting (the “Election Deadline”).

(ii) Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Capital Stock to specify: (i) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Cash Consideration (such an election with respect to any Company Capital Stock, a “Cash Election”, and such Company Capital Stock, the “Cash Election Stock”); (ii) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Share Consideration (such an election with respect to any Company Capital Stock, a “Share Election”, and such Company Capital Stock, the “Share Election Stock”); and (iii) the number of such holder’s Company Capital Stock with respect to which such holder elects to receive the Mixed Consideration (such an election with respect to any Company Capital Stock, a “Mixed Election”, and such Company Capital Stock, the “Mixed Election Stock”). Any Cash Election, Share Election or Mixed Election shall be referred to herein as an “Election” and each Share Election and Mixed Election shall be subject to Section 2.7(c). Any share of Company Capital Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before the Election Deadline shall be deemed to be Cash Election Stock.

(iii) Any Election made pursuant to this Section 2.7(b) will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form, in the case of a Share Election or a Mixed Election in respect of any Company Capital Stock represented by a Company Certificate, together with the applicable Company Certificate, by the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall, in consultation with Parent and the Company, have reasonable discretion to determine whether any Election has been properly made and to disregard immaterial defects in the Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

(iv) Parent and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Company Stockholder Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(v) Any Election Form may be revoked with respect to all or a portion of the Company Capital Stock subject thereto by the holder who submitted the applicable Election Form by written notice received by the Exchange Agent prior to the Election Deadline. If an Election Form is revoked, the Company Capital Stock as to which such Election previously applied shall be Cash Election Stock unless a contrary Election is subsequently submitted by the holder prior to the Election Deadline. Furthermore, if the beneficial ownership of a share of Company Capital Stock is transferred after an Election is made by the transferor and no subsequent election is properly made with respect to such share of Company Capital Stock by the transferee prior to the Election Deadline (or such transfer occurs after the Election Deadline), then such share of Company Common Stock shall be deemed to be Cash Election Stock.

(vi) Each holder of Company Capital Stock electing Share Consideration or Mixed Consideration shall be deemed to have subscribed for Parent Shares under the Finnish Companies Act by validly executing the Election Form.

(c) Proration. Notwithstanding Section 2.7(b)(ii), if the sum of (i) the product of (x) the aggregate number of Share Election Stock multiplied by (y) the Share Consideration Exchange Ratio and (ii) the product of (x) the aggregate number of Mixed Election Stock multiplied by (y) the Mixed Consideration Exchange Ratio (such sum being the “Elected Share Consideration”) is greater than the Maximum Stock Amount (the difference between the Elected Share Consideration and the Maximum Stock Amount being the “Excess Amount”), then a portion of the Share Election Stock and Mixed Election Stock (if any) of each applicable holder of Company Capital Stock will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Share Election Stock or Mixed Election Stock, as applicable, of such holder by (y) a fraction, the numerator of which is the Excess Amount and the denominator of which is the Elected Share Consideration, with the remaining portion of such holder’s Share Election Stock or Mixed Election Stock (if any) being converted into the right to receive the Share Consideration or Mixed Consideration, as applicable.

(d) Adjustment to the Merger Consideration. The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Capital Stock or Parent Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Capital Stock or Parent Shares occurring on or after the date of this Agreement and prior to the Effective Time.

(e) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Shares shall be issued upon the conversion of shares of Company Capital Stock, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each former holder of Company Capital Stock who otherwise would have been entitled to a fraction of a Parent Share shall receive in lieu thereof cash (rounded up to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Capital Stock formerly held by such holder) would otherwise be entitled by (B) the Cash Consideration. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares and to comply with applicable Law.

(f) Statutory Rights of Appraisal. At the Effective Time, each Dissenting Company Share shall automatically be cancelled and converted into the right to receive the applicable amounts pursuant to this Section 2.7(f). Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and that is held by holders of record or owned by beneficial owners of such Company Capital Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such shares of Company Capital Stock held by any such holder or owned by any such beneficial owner (the “Dissenting Company Shares”) will not be converted into the right to receive the Merger Consideration pursuant to this Section 2.7, and holders or beneficial owners of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of such Section 262 unless and until any such holder or owner fails to timely perfect or otherwise waives, withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder or owner fails to timely perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder or owner of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any actual or, if in writing, threatened demands received by the Company for appraisal of Company Capital Stock and (ii) the right to direct, in consultation with the Company, all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

2.8 Equity Awards.

(a) Company RSUs. At the Effective Time, each Company RSU (other than a Company Director RSU) outstanding as of immediately prior to the Effective Time shall be converted automatically into a time-based restricted stock unit award of Parent (a “Parent RSU”) with the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time (including vesting terms), provided that the number of Parent Shares subject to each Parent RSU shall be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Share Consideration Exchange Ratio.

(b) Company PSUs. At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time shall vest to the extent provided by the terms of the award agreement applicable to such Company PSU and any other vesting terms under an Employee Plan applicable to such Company PSU. After giving effect to the foregoing sentence, (i) any Company PSUs (or portion thereof) that become vested with respect to both performance-

based and service-based vesting conditions shall be converted automatically into the right to receive (without interest) the Cash Consideration in respect of each share of Company Common Stock subject to such Company PSU immediately prior to the Effective Time, (ii) any Company PSUs (or portion thereof) for which performance-based vesting conditions (x) are measured at the Effective Time and deemed earned or (y) are otherwise deemed no longer applicable, but which remain subject to service-based vesting conditions shall be treated as Company RSUs in accordance with Section 2.8(a), and (iii) any Company PSUs (or any portion thereof) for which performance-based vesting conditions are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the Effective Time shall be forfeited without payment of any consideration.

(c) Company Director RSUs. Neither Parent nor any of its Subsidiaries will assume or substitute for any Company RSU held by a non-employee member of the Company Board (a “Company Director RSU”). At the Effective Time, each Company Director RSU shall fully vest and be converted automatically into the right to receive (without interest) the Cash Consideration in respect of each share of Company Common Stock subject to such Company Director RSU immediately prior to the Effective Time.

(d) Company ESPP. Prior to the Effective Time, the Company shall take all actions necessary or required under the Company ESPP and applicable Law to, contingent upon the occurrence of the Effective Time, (i) cause the purchase period then underway under the Company ESPP (the “Final Purchase Period”), to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than the day immediately prior to the date on which the Effective Time occurs; (ii) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed purchase period for all purposes pursuant to the Company ESPP; (iii) cause the exercise (as of no later than the day immediately prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP; and (iv) cause the Company ESPP to be terminated no later than the day immediately prior to the date on which the Effective Time occurs, such that no further rights shall be granted or exercised under the Company ESPP thereafter; provided that (A) there will be no increase in the percentage of participants’ payroll deduction elections under the Company ESPP from those in effect as of the date of this Agreement and (B) no additional Persons shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. On the exercise date of the Final Purchase Period, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole Company Shares in accordance with the terms of the Company ESPP, and such Company Shares shall be outstanding Company Shares and entitled to the Merger Consideration.

(e) As soon as practicable following the Closing Date, but no later than the date that is thirty (30) days after the Closing Date and subject to applicable securities Laws, Parent shall file with the SEC a registration statement on Form S-8 (or other applicable form), if available for use by Parent, which registration statement may be a post-effective amendment on Form S-8 to the Form F-4, relating to the Parent Shares underlying the Parent ADSs issuable with respect to any Company RSUs converted in accordance with Section 2.8(a), and Parent shall use commercially reasonable efforts to maintain the effectiveness of the registration statement while any such Parent RSUs remain outstanding.

(f) Further Actions. At or prior to the Effective Time, the Company Board shall adopt any resolutions, provide any required notice or take any actions that are reasonably necessary to effectuate the treatment of the Company RSUs, Company PSUs and Company ESPP consistent with the provisions of this Section 2.8.

2.9 Exchange of Certificates.

(a) Exchange Agent. No later than five (5) Business Days prior to the Mailing Date, Parent shall (i) select a nationally recognized bank or trust company to act as the exchange agent for the Merger, which exchange agent shall be reasonably acceptable to the Company (the “Exchange Agent”); and (ii) enter into an exchange agent agreement with such Exchange Agent, which exchange agent agreement shall be reasonably acceptable to the Company.

(b) Payment Fund. Parent shall deposit, or cause to be deposited, and made available for issuance with the Exchange Agent (i) at or prior to the Effective Time, an amount of cash in U.S. dollars and (ii) as soon as practicable, and no later than five (5) Business Days after the Effective Time, a number of Parent ADSs, sufficient to pay the aggregate Merger Consideration for the Company Capital Stock converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(iii) (such cash and Parent ADSs being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the aggregate Merger Consideration to which holders of Company Capital Stock shall be entitled under Section 2.7(a)(iii), Parent shall promptly deposit, or cause to be deposited, additional cash and Parent ADSs, as applicable, with the Exchange Agent sufficient to make all payments of the aggregate Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.

(c) As soon as practicable, and no later than five (5) Business Days after the Effective Time, Parent shall cause the Depositary Bank to issue in accordance with the Deposit Agreement a number of Parent ADSs sufficient to constitute the non-cash portion of the Merger Consideration. For the avoidance of doubt, the Persons to whom Parent ADSs are to be issued pursuant to the terms hereof shall not, and Parent shall, be liable for any stamp duty or stamp duty reserve Tax or other transfer, issuance or similar Tax or Depositary Bank fee arising on the issuance of the Parent ADSs by the Depositary Bank (or on the issuance or delivery of the Parent Shares to the custodian and agent for the Depositary Bank for purposes of the Deposit Agreement or the Depositary Bank), in each case, in connection with the Merger and the other transactions contemplated hereby.

(d) Payment Procedures. Promptly following the Effective Time (and in any event within two (2) Business Days), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Capital Stock (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable to such holder with respect to Company Capital Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor the Merger Consideration payable to such holder with respect to Company Capital Stock represented by such Certificates, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Capital Stock (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), will be entitled to receive in exchange therefor the Merger Consideration payable to such holder with respect to the Company Capital Stock it held immediately prior to the Effective Time, and the Uncertificated Shares shall be cancelled. The Exchange Agent will accept such Certificates and Uncertificated Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Cash Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 2.9(d). Until so surrendered or cancelled, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to Section 2.7.

(e) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) with the objective that the Exchange Agent shall transmit to DTC or its nominees as soon as practicable, and no later than five (5) Business Days, after the Effective Time the aggregate non-cash portion of the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled (such amount, the “DTC Payment”).

(f) Transfers of Ownership. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, subject to applicable Law, none of the Exchange Agent, Parent, the Surviving Corporation or any other Party shall be liable to a holder of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Distribution of Payment Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of Company Capital Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Capital Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Capital Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Capital Stock. From and after the Effective Time, (a) all shares of Company Capital Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Capital Stock will cease to have any rights with respect thereto, except the (i) right to receive the applicable Merger Consideration payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(f) and (ii) right to receive any dividends or distributions that holders have the right to receive pursuant to the following sentence. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date occurring prior to the Effective Time that prior to the Closing and in accordance with this Agreement may have been declared or made by the Company on such shares of Company Capital Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the exchange procedures of Section 2.9(d)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount and upon such terms as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Withholding. Each of the Exchange Agent, Parent, the Merger Sub, and any applicable withholding agent shall be entitled to deduct and withhold from any consideration or other amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be paid over to or deposited with the relevant Governmental Authority, and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents, including any publicly filed schedules or exhibits thereto, filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (to the extent that the relevance of any such disclosure with respect to any section of this Agreement is reasonably apparent on its face) (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk”, disclosure set forth in any “forward-looking statements” disclaimer or any similar precautionary sections and any other disclosures contained or referenced therein that are predictive, cautionary or forward-looking in nature or any non-public materials) (it being understood that this clause (a) shall not apply to Section 3.1(a), Section 3.2, Section 3.7(a), Section 3.7(b), Section 3.7(c), Section 3.7(e) or Section 3.28); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) in each jurisdiction where the properties or assets owned, operated or leased by it or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), each as amended to the date of this Agreement. The Company is not in violation of any of the provisions of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transaction. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction, have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the Transaction. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) is subject to general principles of equity (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Anti-Takeover Laws.

(a) Company Board Approval. At a meeting called and held prior to the execution of this Agreement, the Company Board, has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Transaction upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transaction upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”).

(b) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the Company Board has taken all necessary actions so that Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Transaction.

3.4 Requisite Stockholder Approval. Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are true and correct, the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Capital Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company Capital Stock necessary to consummate the Transaction under applicable Law, the Charter or the Bylaws.

3.5 Non-Contravention. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.9 are true and correct, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction (a) do not violate or conflict with any provision of the Charter or the Bylaws; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 and the Regulatory Approvals are made or obtained and, in the case of the consummation of the Transaction, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties, assets, business or operations are bound; or (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties, rights or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company or its Subsidiaries in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement, Form F-4 and, to the extent necessary, any Form F-6, with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NASDAQ; (iv) the Regulatory Approvals; and (v) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, and (ii) 25,000,000 shares of Company Preferred Stock. As of 11:59 p.m., New York City time, on June 24, 2024 (such time and date, the “Capitalization Date”), (A) 235,125,438 shares of Company Common Stock were issued and outstanding, and (B) no shares of Company Preferred Stock were issued and outstanding. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities, other than pursuant to the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement.

(b) All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(c) As of the Capitalization Date, the Company has reserved 61,532,145 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, 31,556,830 shares of Company Common Stock were reserved for issuance under the Company ESPP.

(d) As of the Capitalization Date, there were (i) 14,836,504 shares of Company Common Stock subject to outstanding Company RSUs (excluding any Company Director RSUs and Company PSUs); (ii) 226,660 shares of Company Common Stock subject to outstanding Company Director RSUs; and (iii) 4,048,875 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the target level).

(e) Company Securities. Except as set forth in this Section 3.7 and except for the Convertible Notes and Capped Calls, as of the Capitalization Date, there were (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants, calls or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract obligating the Company to issue any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively, the “Company Securities”).

(f) Other Rights. Except as required to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting under this Agreement, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer by the Company of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) relating to the voting, or requiring registration, of any Company Securities or (D) other than the Convertible Notes, requiring the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any Subsidiary of the Company is a party to any Contract that obligates the Company or any Subsidiary of the Company to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties, rights and assets, except, in each case, as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the properties, or assets owned, operated or leased by it or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Organizational Documents for each of the Subsidiaries listed in Schedule 3.8(a) of the Company Disclosure Letter. None of the Subsidiaries of the Company is in violation of its Organizational Documents.

(b) Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any liens and free of any other restrictions (including any restrictions on the right to vote, sell, transfer, pledge or otherwise dispose of such capital stock or other equity or voting interest), except for, in each case, Permitted Liens. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock in the Company or other Company Securities. Section 3.8(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the name, jurisdiction of organization and schedule of equityholders of each of the Subsidiaries of the Company existing as of the date of this Agreement. Neither the Company nor its Subsidiaries has any Contract pursuant to which it is obligated to make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than the Company with respect to its Subsidiaries).

(c) There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, calls, subscriptions, warrants or other rights or arrangements to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries; or (iv) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company.

3.9 Company SEC Reports. Since January 1, 2022, the Company has filed or furnished, as applicable, all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws (the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseding filing or furnishing), in all material respects, with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, each as in effect on the date that such Company SEC Report was filed or furnished. As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports, or documents with the SEC. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is subject to or the subject of ongoing SEC review or outstanding SEC comment.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements (and neither the Company nor any Subsidiary of the Company has any commitment to become a party to any off-balance sheet arrangement) of the Company or any of its Subsidiaries.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, to the Knowledge of the Company, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act when next due, and conclude, and management has concluded, after such assessment, that such system was effective. Since January 1, 2022 through the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement.

Except as disclosed in the Company SEC Reports, since January 1, 2022 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. The Company has completed remedial procedures in all material respects with respect to the material weakness disclosed in the Company’s Form 10-K filed by the Company with the SEC on May 17, 2024 except for any auditor attestation process.

(c) Indebtedness. Section 3.10(c)(i) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement with a principal amount in excess of five million dollars ($5,000,000), other than Indebtedness expressly reflected in the Audited Company Balance Sheet or solely among the Company or any of its Subsidiaries. For purposes of the immediately preceding sentence, Indebtedness shall be deemed to refer only to the obligations or undertakings in clauses (a), (b) and (e) of the definition thereof. Section 3.10(c)(ii) of the Company Disclosure Letter contains a true, correct, and complete list of all declared but unpaid dividends or distributions of the Company as of the date of this Agreement.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed at least one (1) Business Day prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet; or (d) that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since March 31, 2024, through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require consent of Parent under, clauses (v), (ix) (x) or (xv) of Section 5.2(a).

(b) Since March 31, 2024, through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party or by which it is bound (other than (i) any Material Contracts contemplated by clause (i) of the definition of “Material Contract” and (ii) any Material Contracts which have otherwise been made publicly available pursuant to the Company SEC Reports). The Company has made available to Parent, or publicly filed with the SEC, a true, correct and complete copy of each Material Contract as in effect as of the date of this Agreement required to be scheduled in Section 3.13(a) of the Company Disclosure Letter.

(b) Validity. Subject to the Enforceability Exceptions, each Material Contract (other than any Material Contract that has expired in accordance with its terms) is binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and neither the Company nor any of its Subsidiaries has received written notice of the foregoing in each case that has not been cured or from the counterparty to any Material Contract (or, to the Knowledge of the Company, any of such counterparty’s Affiliates) regarding an intent to terminate any Material Contract (whether as a result of a change of control or otherwise), in each case, except for such breaches, defaults or terminations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.14 Real Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list of all real property owned in fee simple by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have valid title, in fee or valid leasehold, easement or other rights, in each case, free and clear of all liens other than Permitted Liens, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list as of the date of this Agreement of the leases, licenses, subleases and occupancy agreements with an aggregate base rent paid by the Company or its Subsidiaries in the four (4) consecutive fiscal quarters ended December 30, 2023 exceeding one million dollars ($1,000,000) (the “Real Property Leases”) with respect to all property leased, licensed, subleased or otherwise used or occupied by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is in default under any Real Property Lease, and no event has occurred that, with notice, lapse of time or both, would constitute a material default under any Real Property Lease by the Company or any of its Subsidiaries, except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all buildings, structures, fixtures, building systems and equipment, including module manufacturing and PIC fabrication equipment, located on the Owned Real Property or real property leased pursuant to a Real Property Lease in Pennsylvania and California (the “Improvements”) are sufficient in all material respects for the operation of the business of the Company and its Subsidiaries as it is currently conducted in Pennsylvania and California, subject to reasonable wear and tear.

3.15 Environmental Matters. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, except for matters that have been fully resolved, have been, in compliance with all applicable Environmental Laws and Environmental Permits, (ii) no written notice of a violation of, or liability under, any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (iii) no Legal Proceeding is pending, or to the Knowledge of the Company threatened in writing, against the Company or any of its Subsidiaries under any Environmental Law, (iv) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person to the extent giving rise to liability for the Company or any of its Subsidiaries, has released or disposed of any Hazardous Substance on or under real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have been disposed, in quantities or concentrations that require investigation, remediation or monitoring by the Company or any of its Subsidiaries pursuant to any Environmental Law, (v) neither the Company nor any of its Subsidiaries has assumed, undertaken or agreed to provide indemnification for, as a result of any contract, any material liability of any other Person arising under Environmental Laws, and (vi) the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, analyses, tests or monitoring in the possession of or under the reasonable control of the Company or any of its Subsidiaries pertaining to: (A) any unresolved liabilities of the Company or any of its Subsidiaries under Environmental Law; (B) any releases or disposal of Hazardous Substances by the Company or any of its Subsidiaries or to the extent giving rise to liability for the Company or any of its Subsidiaries in, on, or beneath any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (C) the Company’s or any of its Subsidiaries’ noncompliance with applicable Environmental Laws, in each case to the extent prepared since January 1, 2022.

3.16 Intellectual Property; Privacy.

(a) The Company Registered Intellectual Property other than with respect to applications is subsisting and to the Knowledge of the Company, valid and enforceable, and is owned exclusively by the Company or one of its Subsidiaries, free and clear of all liens other than Permitted Liens and there are no pending inventorship challenges, or opposition, reexamination, nullity, interference or other proceedings (excluding ordinary course office actions) commenced, or to the Knowledge of the Company threatened in writing, with respect to any Company Registered Intellectual Property, where applicable, in each case except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries.

(b) The Company or any of its Subsidiaries, as applicable, exclusively owns all material Company Intellectual Property.

(c) There are not, and since January 1, 2022 there have not been, any Legal Proceedings pending or threatened in writing by any Person against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have received any written notice, charge, complaint, claim or other written assertion from any Person, in each case alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Intellectual Property in each case except as is not, and would not reasonably be expected to be material to the Company or its Subsidiaries.

(d) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted since January 1, 2022 does not materially infringe, misappropriate or otherwise violate any Intellectual Property of any Person. Since January 1, 2022, neither the Company nor any of its Subsidiaries has sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert any Legal Proceeding against any Person involving or relating to any Company Intellectual Property. Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, to the Knowledge of the Company no Person is infringing, misappropriating or otherwise violating nor, since January 1, 2022, has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(e) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or non-public information it has, in its reasonable business judgment, chosen to maintain as, Trade Secrets. Neither the Company nor any of its Subsidiaries have disclosed, delivered or licensed to any Person, or agreed to disclose, deliver or license to any Person, any source code of any Software owned or purported to be owned by the Company or any of its Subsidiaries (“Company Software”), except for disclosures to employees or independent contractors under written Contracts that subject such employees or independent contractors to reasonable confidentiality obligations.

(f) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all Company Intellectual Property has been developed by employees within the scope of their employment or by independent contractors of the Company or any of its Subsidiaries and all such employees and independent contractors that have developed, contributed to, modified, or improved material Company Intellectual Property have executed written Contracts assigning all right, title and interest in such Intellectual Property to the Company or any of its Subsidiaries. No government funding or facilities of a university, college, other educational institution, or research center were used in the development of any material Company Intellectual Property in a manner, or under circumstances or terms that would grant such party ownership or license rights to any such Company Intellectual Property.

(g) Neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, standards-setting organizations, multi-party special interest industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Intellectual Property to any Person or to refrain from asserting any Intellectual Property against any Person.

(h) Neither the Company nor its Subsidiaries is party to any Contract which, upon the Closing, will result in: (i) the granting of any right, license, forfeiture, immunity from suit or covenant not to assert to any Person under or with respect to any Intellectual Property (including any Intellectual Property owned by Parent or its Affiliates); (ii) require the consent of any other Person in respect of the Company’s or its Subsidiaries’ rights to own, transfer, license, use or hold for use, or otherwise exploit any Company Intellectual Property; or (iii) Parent or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property in excess of those payable by the Company and its Subsidiaries in the absence of this Agreement or the Transaction.

(i) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there have been no material failures of any of the computers, servers, workstations or other information technology equipment used in the operation of the Company or its Subsidiaries’ businesses, other than defects which have been corrected or routine errors or bugs that have occurred in the ordinary course of business and (ii) the Company Software does not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other malicious Software or device designed to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such Software or device is stored or installed, or (ii) damaging or destroying any data or file without the user’s consent. Except as is not, and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable disaster recovery and backup measures.

(j) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, the Company and its Subsidiaries each implement and maintain commercially reasonable technical and organizational measures for a business in its industry and of its size to protect Company Personal Information, Trade Secrets and other Data or information relating to the businesses and in the possession and control of the Company or any of its Subsidiaries against data breaches and cybersecurity incidents.

(k) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, none of the Company or its Subsidiaries has: (i) granted (contingent or otherwise) to any Person material access or rights to any source code of any Company Software, including via an escrow arrangement; (ii) taken any action that rendered any source code for Company Software to be subject to any Open Source License that requires such source code to be delivered, disclosed or made available to any Person or at no cost; or (iii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of such Open Source License (excluding obligations of notice or attribution).

(l) Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, since January 1, 2022, each of the Company and any of its Subsidiaries has been in compliance with (i) all applicable Privacy Laws and (ii) the Company’s and any of its Subsidiaries’ own external and internal policies relating to data privacy, data protection, and the collection, retention, protection, and use of Personal Information collected, used, or held for use by the Company and/or any of its Subsidiaries in connection with the operation of their businesses (“Company Personal Information”). Except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, since January 1, 2022, (i) there has been no unauthorized access to, or use or disclosure of, Company Personal Information by the Company or any of its Subsidiaries or (ii) neither the Company nor any of its Subsidiaries has received any claim asserted or threatened in writing against the Company or any of its Subsidiaries (including by a Governmental Authority) alleging a material violation of any Privacy Law. Without limiting the foregoing, except as is not, and would not reasonably be expected to be, material to the businesses of the Company or any of its Subsidiaries, the Company and its Subsidiaries takes commercially reasonable measures designed to protect Company Personal Information against unauthorized access, use, modification, or other misuse.

3.17 Tax Matters.

(a) Each of the Company and its Subsidiaries has duly and timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by it with the appropriate Governmental Authority, and each such Tax Return is true, correct and complete, and is in compliance with all applicable Law, in all material respects.

(b) Each of the Company and its Subsidiaries has timely paid in full all income and other material amounts of Taxes that are required to be paid by it (regardless of whether such Taxes are reflected on any Tax Return).

(c) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the consolidated financial statements (including any related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Reports prior to the date of this Agreement are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such financial statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date, are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

(d) All material Taxes which the Company and each of its Subsidiaries are, or have been, required by any applicable Law to withhold or to collect for payment have been duly withheld and collected and have been timely paid or remitted to the appropriate Governmental Authority, and each of the Company and its Subsidiaries has complied with all reporting and record retention requirements related to such Taxes in all material respects.

(e) Neither the Company nor any of its Subsidiaries has executed or requested any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired (other than any automatic or routine extensions that may still be in effect).

(f) There are no liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(g) No material audits, examinations, investigations, or other proceedings with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing.

(h) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes of a particular type asserting that any such entity is or may be subject to material Taxes imposed by that jurisdiction, required to file such Tax Returns, or required to pay such Taxes, which claim has not been resolved. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding with respect to a material amount of Taxes in any jurisdiction that has not been fully resolved or settled.

(i) No deficiency with respect to any material Taxes has been claimed or assessed or proposed in writing against the Company or any of its Subsidiaries that has not been fully paid, except with respect to Taxes being contested in good faith and for which adequate reserves in accordance with GAAP have been provided on the Company’s consolidated financial statements.

(j) Neither the Company nor any of its Subsidiaries has received a written claim from a Governmental Authority in respect of material Taxes that remains unresolved and that is attributable to a permanent establishment or an office or fixed place of business in a country that is outside of the country in which the Company or its Subsidiaries, respectively, are organized.

(k) Neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries); (B) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, Tax allocation or Tax indemnification agreement or obligation or similar Contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes and other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries); or (C) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any analogous or similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (A) change in or incorrect method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or non-U.S. Law) prior to the Closing, (B) installment sale, intercompany transaction or open transaction made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (C) prepaid amount received on or prior to the Closing, or (D) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or non-U.S. Law) entered into prior to the Closing.

(m) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4 (or any analogous or similar provision of state, local or non-U.S. Law).

(n) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code that has not been properly complied with in all material respects.

(o) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock that was purported or intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) occurring during the two (2) year period ending on the date of this Agreement.

(p) The Company and each of its Subsidiaries are in compliance in all material respects with all terms and conditions of any material Tax exemption, Tax holiday or other Tax reduction contract.

(q) Neither the Company nor any of its Subsidiaries has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, which have not been paid in full, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, which remains outstanding in whole or in part or (iv) elected to defer any payroll, employment or similar Taxes pursuant to any payroll tax Executive Order, which Taxes have not been paid in full.

(r) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(s) Except as a result of the consummation of the Transaction, there are no material limitations on the use of any of the Tax Attributes of the Company or any of its Subsidiaries under applicable Law, including under Sections 382, 383 or 384 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), or any provision of any Treasury Regulation promulgated under such Code provisions (or any analogous or similar provision of state, local or non-U.S. Law).

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all current material Employee Plans. With respect to each material Employee Plan, the Company has provided or made available to Parent a true and complete copy, to the extent applicable, of: (i) the plan document (including all material amendments thereto) governing such Employee Plan or, if such plan is not in writing, a written description of such Employee Plan, (ii) each trust or other funding arrangement, (iii) each current ERISA summary plan description and summary of material modifications, (iv) the three most recently filed annual reports on IRS Form 5500, (v) the most recently received IRS determination letter or IRS opinion letter and (vi) any non-routine correspondence with any Governmental Authority since January 1, 2021.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates maintains, sponsors or participates in, or contributes to or is required to contribute to, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” that is subject to Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code (iii) a plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(4) of ERISA). Neither the Company nor any of its Subsidiaries has incurred, or reasonably expects to incur (including on account of any ERISA Affiliate), any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) that has not been satisfied in full, and to the Knowledge of the Company, no condition exists that would reasonably be expected to result in the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) incurring any such liability, other than any liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(c) Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred or condition exists that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. Except as would not, individually or in the aggregate, result in material liability to the Company or any of its Subsidiaries, all contributions or insurance premiums required to be made or paid with respect to any Employee Plan have been timely made, paid, and deposited. All material reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Employee Plan participant have been timely filed or distributed.

(d) Employee Plan Legal Proceedings. There are no Legal Proceedings pending, or to the Knowledge of the Company threatened in writing, on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits. No Employee Plan is, or within the last six years has been, the subject of an examination, investigation, or audit by a Governmental Authority, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Prohibited Transactions. With respect to each Employee Plan, (i) none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), and (ii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Plan, in each case except as has not had, and would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(f) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar state Law.

(g) No Employee Plan-Related Liabilities. Neither the Company nor any of its Subsidiaries have incurred any material liability for any Tax or civil penalty imposed under Chapter 43 of the Code or Sections 409 or 502 of ERISA with respect to any Employee Plan that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of the Company or any of its Subsidiaries (including on account of any ERISA Affiliate) that could be a liability of the Parent and its Affiliates (including the Company and its Subsidiaries) following the Closing.

(h) No Triggering Event. None of the execution and delivery of this Agreement or the consummation of the Transaction shall, either alone or in combination with another event, (i) entitle any current or former employee or director of the Company to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Employee Plan or (iii) result in any payment or benefit made by the Company or any ERISA Affiliate to be characterized as a parachute payment within the meaning of Section 280G of the Code, except, in the case of each of clauses (h)(i) or (h)(ii), as provided in this Agreement.

(i) No Gross-Ups. Neither the Company nor any of its Subsidiaries has any obligation to reimburse, “gross-up”, make similar “make-whole” payments to, or otherwise indemnify, any Person for any Taxes, under Sections 409A or 4999 of the Code.

(j) Foreign Plans. Each Employee Plan that is subject to any Law other than U.S. federal, state or local Law (each a “Foreign Plan”) has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws. Each Foreign Plan required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan that is required to be funded or insured under applicable Law is funded or insured to the extent so required (determined using reasonable actuarial assumptions) in compliance in all material respects with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in compliance in all material respects with applicable Law (to the extent such a Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Buyer or any of its Affiliates being required to make additional material contributions to such Foreign Plan (or related trust) or to incur any material liability with respect to the funding or payment of benefits under such Foreign Plan.

3.19 Labor Matters.

(a) Union Activities. Section 3.19(a) of the Company Disclosure Letter sets forth the labor agreements, collective bargaining agreements, labor union contracts, trade union agreements or any other labor-related agreements or arrangements with any labor union, labor organization or works council (each, a “Collective Bargaining Agreement”) to which the Company or any of its Subsidiaries is a party or bound, and the Company has made available to Parent true, correct, and complete copies of all such Collective Bargaining Agreements. Except for employees covered by the Collective Bargaining Agreements set forth on Section 3.19(a) of the Company Disclosure Letter, no employees of the Company or its Subsidiaries are represented by any labor union, labor organization or works council and there are no other Collective Bargaining Agreements that pertain to any of the employees of the Company or its Subsidiaries. To the Knowledge of the Company, there have been no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries, except those covered by the Collective Bargaining Agreements. As of the date of this Agreement, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2022, there has been no actual, or to the Knowledge of the Company threatened, unfair labor practice, material grievance, material arbitration, strike, lockout, slowdown, work stoppage, picketing, hand billing, or other material labor dispute against or affecting the Company or any of its Subsidiaries. The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any employee of the Company or any of its Subsidiaries in connection with the execution of this Agreement or the consummation of the Transaction. The execution of this Agreement and the consummation of the Transaction will not result in any material breach or other violation of any Collective Bargaining Agreement to which the Company or any of its Subsidiaries is a party or bound.

(b) Employment Law. The Company and its Subsidiaries are, and have been since January 1, 2022, in material compliance with all Laws with respect to employment (including Laws regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, worker classification, the WARN Act and collective bargaining). Since January 1, 2022, there have been no actual, or, to the Knowledge of the Company, threatened in writing, material Legal Proceedings relating to labor or employment matters.

(c) Sexual Harassment or Discrimination. None of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries that involves allegations relating to discrimination, sexual harassment, or sexual misconduct by either (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. In the last five (5) years, no allegations of discrimination, sexual harassment or sexual misconduct have been made against (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above.

(d) No Prior Restrictions. To the Company’s Knowledge, no employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating to the (A) right of any such employee to be employed by the Company or any of its Subsidiaries or (B) knowledge or use of trade secrets or proprietary information.

3.20 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and at all times since January 1, 2022 has been in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries except, in each case, as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(b) Except as has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2022, have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of their respective businesses; and (iii) since January 1, 2022, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with, or violation or breach of, any such Governmental Authorization, the substance of which has not been resolved.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings that are pending, or to the Knowledge of the Company threatened in writing, against the Company or any of its Subsidiaries or any present or former director or officer of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b) No Orders. Neither the Company nor any of its Subsidiaries (or any of their respective properties or assets) is subject to any Order that would prevent or materially delay the consummation of the Transaction by the Company.

3.22 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and their respective employees, properties and assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due thereon have been paid in full, the limits of all such insurance policies are fully in place without any erosion, no notice of cancellation has been received with respect to any of the insurance policies, there are no material claims pending under any such insurance policies as to which coverage has been denied or disputed (other than reservation of rights) by the insurers of such insurance policies and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured under any of the insurance policies.

3.23 Anti-Corruption Compliance. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any officer, director, employee, agent, representative or other Person acting for the benefit of or on behalf of the Company or its Subsidiaries (in each case in their capacity as such) has, in the past five (5) years, taken any action that would cause any of the foregoing to be in violation of the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010, any other applicable anticorruption Laws or any applicable Laws relating to combatting money laundering, terrorism and/or other financial crime. Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with all applicable anticorruption and anti-money laundering Laws and regulations and with the representations and warranties contained herein.

3.24 Compliance with Customs & Trade Laws and Sanctions.

(a) For the applicable statute of limitations period, the Company and its directors and officers, and, to the Knowledge of the Company, employees and agents have been in compliance in all respects with Customs & Trade Laws and Sanctions.

(b) Neither the Company, nor any of its shareholders, directors (supervisory or management), officers, members, employees or agents is, or has been, in the applicable statute of limitations period, a Sanctioned Person.

(c) The Company has implemented policies and procedures reasonably designed to ensure compliance with Customs & Trade Laws and Sanctions in each of the jurisdictions in which the Company does business.

(d) For the past five (5) years, the Company has obtained all required import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable Customs & Trade Laws or Sanctions.

(e) For the past five (5) years, the Company has not engaged in any dealings or transactions in, with, or involving any Sanctioned Person or Sanctioned Jurisdiction in violation of Sanctions.

(f) Neither the Company nor any member of the Company has (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs & Trade Laws or Sanctions, (ii) to the Knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Customs & Trade Laws or Sanctions or any applicable anti-corruption or anti-money laundering laws, or (iii) violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with Customs & Trade Laws or Sanctions or any applicable anti-corruption or anti-money laundering laws.

3.25 Related Party Transactions. Except for compensation or other employment arrangements, there are no Contracts between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act.

3.26 Government Contracts. Since January 1, 2020, the Company has not (a) materially breached or violated any Law applicable to Government Contracts and the terms and conditions of (including all representations and certifications relating to) any Government Contract; (b) been suspended or debarred from bidding on Government Contracts by a Governmental Authority; (c) been audited (other than normal course audits) or, to the Knowledge of the Company, investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure to any Governmental Authority with respect to any alleged or potential irregularity, misstatement, omission or violation of Law arising under or relating to a Government Contract; (e) to the Knowledge of the Company, received from any Governmental Authority or any other Person any written notice of material breach, cure, show cause, default, or violation of applicable Law with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status; (h) entered any Government Contracts payable on a cost-reimbursement basis; or (i) failed to comply in any material respect with its obligations pursuant to Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors.

3.27 Security Clearances. At any time during the three (3) year period prior to the date hereof, the Company has been in material compliance with the NISPOM and any other applicable personnel or facility clearances regulations or contract provisions and all Company facilities with a facility security clearance have held at least a “satisfactory” rating from the DCSA with respect to the facility security clearances the Company is required to possess in order to perform the Classified Government Contracts. The Company has no unresolved audit or findings with DCSA or its predecessor agency or other relevant cognizant security agencies concerning any facility security clearance. To the Company’s Knowledge, other than this Agreement and the transactions con-templated hereby, there is no existing information, fact, condition, or circumstance that could reasonably be expected to cause the Company to lose a facility security clearance.

3.28 Brokers. Other than Centerview Partners LLC, no financial advisor, investment banker, broker, finder, or other similar agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transaction.

3.29 No Other Representations or Warranties. Except for the express representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to this Article III) or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made to Parent or Merger Sub any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations. Neither the Company nor any other Person makes or has made to Parent or Merger Sub any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Except for the express representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter), the Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or representatives. The Company acknowledges and agrees that, (a) except for the representations and warranties made by Parent and Merger Sub in Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub, or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries (including Merger Sub) or their respective businesses, operations, assets, liabilities, financial condition or results of operations and (b) none of Parent, Merger Sub, or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of Parent or its Subsidiaries (including Merger Sub) or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. The Company specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent and its Affiliates (including Merger Sub) have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

With respect to any Section of this Article IV, except (a) as disclosed in the reports, statements and other documents, including any publicly filed schedules or exhibits thereto, filed by Parent with the SEC or furnished by Parent to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (to the extent that the relevance of any such disclosure with respect to any section of this Agreement is reasonably apparent on its face) (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk”, disclosure set forth in any “forward-looking statements” disclaimer or any similar precautionary sections and any other disclosures contained or referenced therein that are predictive, cautionary or forward-looking in nature or any non-public materials) (it being understood that this clause (a) shall not apply to clause (a) of Section 4.1, Section 4.2 or Section 4.10), and (b) as set forth in the disclosure letter (subject to the terms of Section 9.12) delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) Parent and Merger Sub, hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized and validly existing pursuant to the Laws of Finland; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in the case of clause (b), as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transaction. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Transaction, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and, subject to Section 6.15, no additional actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transaction. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Validity of Parent Shares.

(a) After giving effect to the Transaction, the Parent Shares underlying the Parent ADSs issued as Share Consideration and Mixed Consideration, as well as those Parent RSUs issued pursuant to Section 2.8(a) (and, when issued, the Parent Shares subject to such Parent RSUs), will (i) be duly authorized and validly issued, fully paid and nonassessable, (ii) be free and clear of liens of any kind, (iii) not be issued in violation of, conflict with, or breach of any contract or agreement (including, without limitation, the Deposit Agreement) or in violation of any preemptive or similar rights and (iv) have been issued pursuant to, and governed by, Finnish law. At the Closing, Parent will have all necessary corporate approvals in place to meet its obligation to deliver the Parent Shares underlying the Parent ADSs under this Agreement.

(b) The Deposit Agreement is in full force and effect. Upon the due issuance by the Depositary Bank of Parent ADSs against the deposit of the Parent Shares in accordance with the provisions of the Deposit Agreement, such Parent ADSs will be duly and validly issued under the Deposit Agreement. Persons in whose names Parent ADSs are registered will be entitled to the rights of registered holders of ADSs specified in the form of American Depositary Receipt set forth in Exhibit A to the Deposit Agreement and in the Deposit Agreement. The registration statement on Form F-6 relating to the Parent ADSs (Commission File No. 333-105373) (as amended and supplemented as of the date hereof, the “Effective F-6”) is effective under the Securities Act and a number of unissued Parent ADSs are registered thereby that, as of the date of this Agreement, would be sufficient to constitute the non-cash portion of the Merger Consideration and that may be issued from time to time upon vesting of Parent RSUs.

4.4 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transaction do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in Section 4.5 and the Regulatory Approvals are made or obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties, assets, business or operations are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties, rights or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c), and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.5 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including the filing of the Form F-4 and, to the extent necessary, any Form F-6 with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) the Regulatory Approvals; (iv) filing of the Finnish Trade Register notification regarding new Parent Shares; (v) registering the new Parent Shares in book-entry form on Euroclear Finland; and (vi) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.6 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent as of the date of this Agreement, threatened against Parent or Merger Sub that have had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(b) No Orders. None of Parent or Merger Sub (nor any of their respective properties or assets) is subject to any Order that has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

4.7 Parent SEC Documents; Financial Statements.

(a) Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2022 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, each as in effect on the date that such Company SEC Report was filed or furnished. The Parent SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents and none of the Parent SEC Documents is the subject of any ongoing review by the SEC.

(b) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with IFRS (except, in the case of unaudited quarterly statements, as permitted by the applicable IFRS rules and standards) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year end adjustments, none of which adjustments has been or will be material in nature or amount).

(c) Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2023 (or the notes thereto) included in Parent’s Annual Report on Form 20-F filed prior to the date of this Agreement for the fiscal year ended December 31, 2023 or (B) for liabilities or obligations incurred in the ordinary course of business since January 1, 2022 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by IFRS to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Absence of Certain Changes or Events. From December 31, 2023 to the date of this Agreement there has not been any change, effect, event, occurrence or state of facts that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Parties acknowledge and agree that the transaction described on Section 4.8 of the Parent Disclosure Letter shall not be deemed to constitute a Parent Material Adverse Effect.

4.9 Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been, an “interested stockholder” (in each case, as such quoted terms are defined in Section 203 of the DGCL) of the Company, in each case during the three (3) years prior to the date of this Agreement.

4.10 Brokers. Other than PJT Partners, no financial advisor, investment banker, broker, finder or other similar agent that has been retained by or is authorized to act on behalf of Parent or Merger Sub is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.11 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of one hundred (100) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than in connection with the Transaction. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens (other than liens imposed by securities Laws).

4.12 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to approve this Agreement or the Merger.

4.13 Available Funds. Assuming the satisfaction of the conditions set forth in Article VII, Parent or Merger Sub, as of the Closing, will have available funds sufficient to consummate the Transaction on the terms contemplated by this Agreement and to perform their respective obligations under this Agreement, including payment of the aggregate Merger Consideration in respect of all shares of Company Capital Stock, the amounts required under Section 2.8 and any other amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with or as result of the consummation of the Transaction and all related fees and expenses.

4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy, accuracy, and completeness of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that, except as set forth in Article III or in any certificate required to be delivered by the Company pursuant to the terms of this Agreement, neither the Company nor any other Person makes or has made to Parent or Merger Sub any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction).

4.15 No Other Representations or Warranties. Except for the express representations and warranties made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made to the Company any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations. None of Parent, Merger Sub nor any other Person makes or has made to the Company any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of Parent or Merger Sub, or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Except for the express representations and warranties made by Parent and Merger Sub in this Article IV, Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub for any of their respective Subsidiaries or any of their respective Affiliates or representatives. Each of Parent and Merger Sub acknowledges and agrees that, (a) except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to Article III) or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities, financial condition or results of operations and (b) none of the Company or any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to the future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) of the Company or its Subsidiaries or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transaction. Each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations.

(a) Except (A) as expressly contemplated by this Agreement; (B) as set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter; (C) as required by applicable Law or Order; or (D) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business or, in case of any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, mandate, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other similar restrictions in connection with or in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, mandate, directive, pronouncement or guideline or any material worsening of such conditions, use reasonable best efforts to conduct its business, in the ordinary course of business, and (ii) use reasonable best efforts to preserve intact in all material respects its current business operations, organization, ongoing businesses, licenses, permits, business relationships and goodwill with third parties, including vendors, suppliers, customers, partners and Governmental Authorities.

(b) It is agreed that no action or failure to act by the Company or any of its Subsidiaries in order to comply with any provision of Section 5.2 will be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants.

(a) Except (A) as expressly contemplated by this Agreement, (B) as set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter, (C) as required by applicable Law or Order, or Contracts set forth in Sections 5.1 or 5.2 of the Company Disclosure Letter or (D) as approved or requested by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries, to:

(i) amend the Organizational Documents of the Company or any of its Subsidiaries;

(ii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) issue, sell or deliver, or agree or commit to issue, sell or deliver, any Company Securities or securities of any of the Subsidiaries of the Company, except (i) upon the settlement of Convertible Notes in accordance with the terms of the Convertible Notes Indentures; (ii) as required under the terms of any agreements in effect on the date of this Agreement, including any offer letters, employment agreements or award agreements, or upon the settlement of Company RSUs or Company PSUs in accordance with the applicable terms; (iii) for the issuance, delivery or sale of (or agreement to issue, sell or deliver) equity securities by any Subsidiary of the Company to the Company; or (iv) as contemplated by Section 5.2(a)(vii);

(iv) except for transactions solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries, directly or indirectly, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, any of its capital stock or other equity or voting interest, other than (i) with respect to the Convertible Notes or Capped Calls; (ii) the withholding or sale of shares of Company Capital Stock to satisfy Tax obligations incurred in connection with the settlement of Company RSUs or Company PSUs in accordance with their terms; or (iii) the acquisition by the Company of Company RSUs or Company PSUs in connection with the forfeiture of such awards in accordance with their terms;

(v) (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (ii) pledge or encumber (other than Permitted Liens not securing Indebtedness) any shares of its capital stock or other equity or voting interest;

(vi) (i) incur, assume or suffer any indebtedness for borrowed money or issue any debt securities, except, in each case, for (A) trade payables incurred in the ordinary course of business; (B) loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (C) short-term debt incurred to fund operations of the business in the ordinary course of business; (D) obligations incurred pursuant to business credit cards in the ordinary course of business; and (E) the incurrence of indebtedness under the Company Loan Agreement (including as amended, substituted or replaced as permitted by this Agreement); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers; (2) advances to directors, officers and other employees; (3) loans or advances between wholly owned Subsidiaries of the Company or between the Company and its Subsidiaries; and (4) capital contributions in or to wholly owned Subsidiaries of the Company, in each case of clauses (1) through (4), in the ordinary course of business; or (iv) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon, except for any Permitted Liens;

(vii) except as required pursuant to the terms of any Employee Plan or Collective Bargaining Agreement, or any Contract relating thereto, in accordance with its terms as in effect on the date of this Agreement or as set forth in Section 5.2(a)(vii) of the Company Disclosure Letter, (a) enter into, adopt, amend or modify in any material respect or terminate any Employee Plan, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs; (b) increase the compensation or benefits of any current or former director, executive officer or employee of the Company or any of its Subsidiaries or pay any amount or provide any benefit not provided under any Employee Plan in accordance with its terms as in effect as of the date of this Agreement; (c) grant or pay (or promise to grant or pay) any bonus or other incentive compensation, severance, retention, transaction, change of control, deferred compensation or similar payment or benefit to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries; (d) take any action to accelerate the vesting, lapsing of restrictions or any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries; or (e) hire or engage or terminate (other than for cause or upon resignation) any director, officer, employee or individual independent contractor, other than, in the ordinary course of business, any director, officer or employee who is not a member of the Executive Group or any individual independent contractor with an annual cash fee of less than three hundred thousand dollars ($300,000); except, in the case of each of clauses (a), (b) and (c), in conjunction with ordinary course new hires, promotions, changes in job position or status of any director, officer or employee who is not a member of the Executive Group or any individual independent contractor with an annual cash fee of less than three hundred thousand dollars ($300,000);

(viii) waive, release or amend any material restrictive covenant obligation of any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries;

(ix) settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding that (i) is for solely monetary payments of no more than two million dollars ($2,000,000) individually and ten million dollars ($10,000,000) in the aggregate and does not impose any material non-monetary obligations on, or restrictions against, or require an admission of liability by, the Company or its Subsidiaries; or (ii) is settled in compliance with Section 6.12;

(x) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof) or by any Governmental Authority;

(xi) (i) make, change or revoke any material Tax election; (ii) settle, consent to or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes; (iii) adopt or change any accounting method or change an annual accounting period; (iv) file any amended material Tax Returns; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law); (vi) surrender any right to claim a refund for material Taxes (other than solely as a result of the passage of time); (vii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries; or (viii) request in writing any material Tax ruling from any Governmental Authority, (ix) file any material Tax Returns inconsistent with past practice, (x) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, provided, that clauses (vii) and (x) shall not prevent the Company or any of its subsidiaries from obtaining any extensions of time to file any Tax Returns that are granted automatically or routinely by an applicable Governmental Authority;

(xii) incur or commit to incur any capital expenditures other than (i) consistent with, or with respect to any item set forth in the budget, not more than ten percent (10%) in excess of the amount allocated in, the capital expenditure budget for such item for the fiscal year 2024, set forth in Section 5.2(a)(xii) of the Company Disclosure Letter and (ii) pursuant to obligations imposed by any Material Contract or Real Property Lease in effect as of the date of this Agreement and made available to Parent prior to the date of this Agreement;

(xiii) enter into, extend, renew, assign, transfer, cancel, expressly waive any right under, modify, amend or terminate any Material Contract except, in each case, in the ordinary course of business (and, with respect to Material Contracts of the kind described in Section 1.1(ttt)(xi) or Section 1.1(ttt)(xii), in accordance with the Company’s past practice) or, with respect to Real Property Leases, terminations due to casualty, condemnation or upon the expiration thereof, or as contemplated by Section 5.2(a)(vi);

(xiv) terminate, allow to lapse or otherwise fail to keep in effect insurance policies in a manner inconsistent with past practice or customs in the industries in which the Company and its Subsidiaries conduct business, except, in each case, for any such termination pursuant to the terms of such policy;

(xv) effectuate a “mass layoff” or “plant closing” that would trigger notice obligations under WARN;

(xvi) (i) modify, renew, extend, or enter into any Collective Bargaining Agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the new bargaining representative for any employees of the Company or its Subsidiaries;

(xvii) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein with a fair market value in excess of (a) two million dollars ($2,000,000) in any one transaction or series of related transactions or (b) four million dollars ($4,000,000) in the aggregate, other than acquisitions of assets acquired from vendors or suppliers in the ordinary course of business;

(xviii) sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any lien on (other than any Permitted Lien), or otherwise dispose of, any of the Company’s or its Subsidiaries’ tangible assets, other than such sales, assignments, licenses, leases, transfers, liens or other dispositions that are in the ordinary course of business; provided, that the foregoing shall not permit any sales, assignments, licenses, leases, transfers, liens or other dispositions of the tangible assets referenced in Section 5.2(a)(xviii)(i) of the Company Disclosure Letter;

(xix) (i) sell, license or transfer any material Company Intellectual Property to any Person, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or pursuant to any Standard Outbound License; or (ii) abandon, withdraw, dispose of, intentionally permit to lapse or fail to preserve any material Company Registered Intellectual Property;

(xx) adopt any poison pill; or

(xxi) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

(b) If the Company desires to take an action that would be prohibited pursuant to this Section 5.2 without the prior approval of Parent, then, prior to taking such action, the Company (in lieu of the procedure outlined in Section 9.2) may request consent by sending an email to each of the individuals listed in Section 5.2 of the Company Disclosure Letter specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken). Any of the individuals listed in Section 5.2 of the Company Disclosure Letter may grant consent by email on behalf of Parent. Parent shall use reasonable best efforts to respond affirmatively or negatively to such request within five (5) Business Days, provided that, if Parent does not respond in such period it shall not be deemed to have consented.

(c) If either Parent or Merger Sub notifies the Company that it has purported to terminate this Agreement for any reason, then the covenants of the Company and its Subsidiaries pursuant to this Section 5.2 and Section 6.11 will immediately cease and such provisions will no longer be in effect.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall cause their respective directors (with respect to the Subsidiaries, excluding any statutory or other third party directors) and officers not to, and shall instruct their financial advisors not to, and not knowingly permit any of the Company’s other applicable Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any third Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any third Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any Acquisition Inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, correspondence or negotiations with any third Person or its Representatives with respect to an Acquisition Proposal by such Person (or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal by such Person), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3, or to the extent necessary to clarify the terms of the Acquisition Proposal; or (iv) enter into any binding or non-binding letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any Contract relating to an Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement entered into pursuant to Section 5.3(b) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the terms of this Section 5.3, the Company shall immediately following the execution of this Agreement (x) cease and cause each of its Subsidiaries and the Company’s directors and officers to cease, and use reasonable best efforts to cause its other applicable Representatives to cease, any solicitations, discussions, correspondence or negotiations with any third Person or its Representatives (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal by such Person (or proposal that would reasonably be expected to lead to an Acquisition Proposal by such Person), in each case that exists as of the date of this Agreement, and (y) terminate all access of any third Person (other than the Parties and their respective Representatives) to any electronic or physical data room (or other diligence access) maintained by the Company with respect to the Transaction. Following the date of this Agreement, the Company will not be required to enforce, and will be permitted to waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company or the Company Board (or any committee thereof) if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to waive such provision would be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that the Company shall not waive any, other provisions of any “standstill” or confidentiality agreement.

(b) Exceptions. Notwithstanding anything to the contrary in Section 5.3(a), at any time prior to the time of the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may (i) negotiate and enter into an Acceptable Confidentiality Agreement and (ii) directly or indirectly through one or more of their Representatives, participate or engage in discussions, correspondence or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (pursuant to an Acceptable Confidentiality Agreement) to any Person or its Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal, in each case with respect to an Acquisition Proposal that was not the result of a breach of Section 5.3(a) (other than a de minimis breach) and that the

Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and that failure to take such actions would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that, subject to applicable Law, the Company shall provide to Parent and Merger Sub notice thereof and any non-public information or data that is provided to any Person given such access that was not previously made available to Parent and Merger Sub prior to or substantially concurrently with providing it to such Person.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend (or publicly propose to adopt, approve or recommend) to the Company Stockholders an Acquisition Proposal; (C) fail to reaffirm the Company Board Recommendation within three (3) Business Days following the written request of the Parent prior to receiving the Requisite Stockholder Approval (or, if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days, then within one (1) Business Day after Parent so requests in writing), provided that the Company Board shall not be required to reaffirm the Company Board Recommendation on more than four (4) occasions in response to any Acquisition Proposal; or (D) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of the following shall constitute a Company Board Recommendation Change or violate this Section 5.3: (1) the consideration or determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal or the taking of any other action permitted by this Section 5.3; (2) the public disclosure by the Company of the determination that an Acquisition Proposal constitutes a Superior Proposal; or (3) the delivery by the Company of any notice contemplated by Section 5.3(d); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change. Notwithstanding anything to the contrary in Section 5.3(c), at any time prior to obtaining the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board (or a committee thereof) shall not effect a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

(2) prior to effecting such Company Board Recommendation Change, during such four (4) Business Day period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) regarding any proposal by Parent to adjust the terms and conditions of this Agreement in response to such Intervening Event, and Parent does not make a binding proposal to the Company Board (or a committee thereof) to amend or modify the terms and conditions of this Agreement in such a manner that the Company Board (or a committee thereof) no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; and

(ii) if the Company has received a bona fide written Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof) may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize and cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, that, the Company Board (or a committee thereof) shall not take any such action described in the foregoing clauses (A) or (B) unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2) such Acquisition Proposal was not the result of a breach of Section 5.3(a) (other than any immaterial breach) and the Company has complied with its covenants and agreements pursuant to this Section 5.3(d) (other than any immaterial breach) with respect to such Acquisition Proposal;

(3) (A) the Company has provided prior written notice to Parent not less than four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of the first paragraph of this Section 5.3(d)(ii) absent a revision to the terms and conditions of this Agreement that would result in such Acquisition Proposal no longer constituting a Superior Proposal, which notice will include the identity of the Person or Group making such Acquisition Proposal and copies of such Acquisition Proposal and all relevant agreements relating to such Acquisition Proposal; and (B) during the Notice Period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) regarding any proposal by Parent to adjust the terms and conditions of this Agreement in response to such Superior Proposal, and Parent does not make a binding proposal to the Company Board (or a committee thereof) to amend or modify the terms and conditions of this Agreement in such a manner that such Acquisition Proposal would no longer constitute a Superior Proposal; and

(4) following such Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and any other information provided by Parent) shall have determined that the failure of the Company Board (or a committee thereof) to make a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that each time material modifications to the terms of an Acquisition Proposal determined to be a Superior Proposal are made (it being understood that any improvement to the financial terms of such proposal shall be deemed to be a material modification), the Company shall notify Parent of such modification and the Notice Period shall recommence for a period equal to the greater (x) of the remaining term of the initial Notice Period and (y) two (2) Business Days from the day of such notification.

(e) Notice. The Company shall as promptly as reasonably practicable (and, in any event, within 24 hours from the receipt thereof) notify Parent if an Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or any Acquisition Inquiry, is received by the Company or, to the Knowledge of the Company (which for purposes of this Section 5.3(e) will be deemed to include the knowledge of each of the Company’s directors and officers), by any of its Subsidiaries or any of their Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal and, if in writing, a copy thereof, (ii) a summary of the other material terms and conditions of such proposals or offers, and (iii) a copy of any such proposal or offer and copies of all material agreements relating to such proposal or offer. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any amendments thereto). The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent such material terms and conditions and other information.

(f) Certain Disclosures.

(i) Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any substantially similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.3; or (D) making any legally required disclosure to the Company Stockholders pursuant to applicable securities Laws with regard to the Transaction or an Acquisition Proposal; provided that the Company expressly restates the Company Board Recommendation in such public disclosure (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act).

(ii) It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1) and subject to any different standard set forth herein with respect to any covenant or obligation, including with respect to the matters contemplated in Section 6.2, Section 6.3, Section 6.4, and Section 6.17, Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Subsidiaries to, if applicable), on the other hand, use their respective reasonable best efforts (a) to take (or cause to be taken) all actions; (b) do (or cause to be done) all things; and (c) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Transaction, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied; (ii) (A) obtaining all consents, waivers, approvals, Orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transaction; and (iii) obtaining, in consultation with Parent, all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts listed on Section 3.5(b) of the Company Disclosure Letter; provided, however, no Party shall be required to pay any fee, penalty or other consideration to any Governmental Authority or other third party in respect of any such consents, approvals or waivers. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to, effective as of no later than the Closing, take the ministerial actions set forth on Section 6.1 of the Company Disclosure Letter.

6.2 Regulatory Matters.

(a) Regulatory Filings. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, promptly (and, in any case, unless otherwise agreed by Parent and the Company acting reasonably (1) within ten (10) Business Days of the date of this Agreement in the case of filings under the HSR Act, (2) within fifteen (15) Business Days in the case of the filing of the draft CFIUS Notice and the DCSA Notice, and (3) as soon as reasonably practicable after the date of this Agreement in the case of all other filings or submissions or, in any case, within such shorter time periods as may be required pursuant to applicable Law) file such applications, notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are (x) required by applicable Antitrust Laws or Foreign Investment Laws in connection with the Transaction, (y) required to obtain DCSA Approval pursuant to the NISPOM Rule or required by any other applicable U.S. or non-U.S. national industrial security regulations, or (z) required to obtain any other Regulatory Approval. Each of Parent, Merger Sub and the Company shall (i) cooperate and coordinate (and shall cause their respective Affiliates to cooperate and coordinate) with the other in the making of such filings or submissions; (ii) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings or submissions; (iii) supply (or cause to be supplied) any additional information that may be required or requested by the applicable Governmental Authorities in connection with making such filings or submissions and obtaining the Regulatory Approvals; and (iv) use (and cause their respective Affiliates to use) reasonable best efforts to take all actions required, proper or advisable to obtain the Regulatory Approvals, in each case promptly and in any event prior to the Termination Date and to avoid any action, Legal Proceeding, Order or other determination by any Governmental Authority under any Antitrust Laws, Foreign Investment Laws, the NISPOM Rule or any other applicable U.S. or non-U.S. national industrial security regulations or any other Regulatory Approval; provided that nothing in this Section 6.2 shall require the Company, Merger Sub or Parent to accept any condition, limitation or remedy required to obtain any Regulatory Approvals that is not conditioned on the consummation of the Merger and solely (A) with respect to any condition or remedy required to obtain Regulatory Approvals under Antitrust Laws, that would require Parent, the Company or any of their respective Affiliates to sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Parent or the Company, or any of their Affiliates; or (B) with respect to any condition or remedy required to obtain Regulatory Approvals under Foreign Investment Laws, that would require the establishment or implementation or the agreement to establish or implement a proxy or voting trust agreement or the equivalent that would materially restrict or interfere with Parent’s rights to control the governance body of the Surviving Corporation following the consummation of the Merger (any such condition or remedy described in the foregoing clauses (A) and (B), a “Burdensome Condition”). The Company shall not, and shall cause its Affiliates not to, accept any Burdensome Condition without the prior written consent of Parent, which may be withheld at Parent’s sole discretion. Without limiting the foregoing, each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. Without limitation to Section 6.2(b), if any Party or Affiliate thereof receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the

Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request. Upon an FDI Turndown or a CFIUS Turndown, Parent or Merger Sub may, as many times as it reasonably determines to be necessary prior to the termination of this Agreement to obtain the applicable Regulatory Approval, request to withdraw the relevant filing from the relevant Governmental Authority (and any associated conditions imposed in connection therewith) and, if such withdrawal is effected, refile an application with the relevant Governmental Authority, and the Company shall cooperate in such request and refiling. Notwithstanding anything to the contrary in this Agreement, in no event will Parent effect any withdrawal of any application, notification filing, form or submission filed or submitted, or enter into any agreement or understanding with any Governmental Authority to delay or not effect the consummation of the Transaction, in each case with respect to any Regulatory Approvals, if such withdrawal, agreement or understanding would reasonably be expected to prevent the consummation of the Merger prior to the Termination Date.

(b) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Transaction and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transaction to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transaction and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any Legal Proceeding in connection with the receipt of the Regulatory Approvals, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transaction; and (iii) not participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transaction without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public or competitively sensitive information (including trade secrets) provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of Parent and/or Merger Sub without approval of the Company if the Company is providing the non-public or competitively sensitive information, or of the Company if Parent and/or Merger Sub is providing such information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that is entitled to legal privilege with the other Parties, even on an “outside counsel” only basis, where this would reasonably be expected to cause such information to cease to be entitled to legal privilege.

(c) Strategy. Without limiting or otherwise modifying any of its obligations set forth elsewhere in this Section 6.2, Parent shall (after consulting with and considering in good faith the views of the Company) determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions, nonactions, consents and clearances from Governmental Authorities in connection with the Transaction, and each Party shall use its reasonable best efforts to cooperate with each other Party in connection therewith.

(d) Legal Proceedings. In furtherance of, and without limiting or otherwise modifying any of Parent or Merger Sub’s obligations set forth elsewhere in this Section 6.2, if any Legal Proceeding by a Governmental Authority of competent jurisdiction is instituted challenging the Merger or any of the other transactions contemplated by this Agreement, Parent and Merger Sub shall (and shall cause their respective Affiliates to) (i) oppose fully and vigorously, including by defending through litigation, any such Legal Proceeding, (ii) pursue vigorously all available avenues of administrative and judicial appeal and (iii) use reasonable best efforts to have vacated, lifted, reversed or overturned any Law or Order that is in effect that prohibits, prevents or restricts consummation of the Merger or any of the other transactions contemplated by this Agreement, in each case until the Merger is consummated or this Agreement is validly terminated in accordance with Article VIII.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. As promptly as practical following the declaration of effectiveness of Form F-4 by the SEC, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare, mail to the Company Stockholders and file with the SEC a definitive proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting.

(b) Filing of Form F-4; Form F-6. As promptly as practicable following the date of this Agreement, Parent shall, with the assistance of Company, (i) prepare and cause to be filed with the SEC a registration statement on Form F-4 (of which the Proxy Statement shall form a part, such Form F-4 and any amendments or supplement thereto, the “Form F-4”) relating to the registration of the Parent Shares represented thereby to be issued as Share Consideration and Mixed Consideration, as well as those Parent Shares subject to the Parent RSUs issued pursuant to Section 2.8(a); and (ii) if necessary, prepare and shall cause the Depositary Bank to file with the SEC a Registration Statement on Form F-6, or on Form F-6 POS (collectively with all amendments and supplements thereto, the “Form F-6”, which term shall include, as applicable, the Effective F-6) relating to the registration of the Parent ADSs to be issued as Share Consideration and Mixed Consideration, as well as Parent ADSs representing those Parent Shares subject to the Parent RSUs to be issued pursuant to Section 2.8(a).

(c) Other Required Filing. If a Party determines that any document other than the Form F-4 or Form F-6 is required to be filed with, or furnished to, the SEC or another Governmental Authority in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Filing”), then such Party (with the assistance and cooperation of the other Parties as reasonably requested by such Party) shall promptly prepare and file such Other Required Filing. The Parties shall use their reasonable best efforts to cause the Form F-4, Form F-6 and any Other Required Filing for which they are responsible to comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the applicable rules of the SEC, NYSE, and NASDAQ. The Parties may not file or furnish the Form F-4, Form F-6 or any Other Required Filing with the SEC without providing the other Parties and their counsel a reasonable opportunity to review and comment on such document and will give due consideration to all reasonable additions, deletions or changes suggested thereto by such other Parties and their counsel (other than with respect to any Other Required Filing related to an Acquisition Proposal or a Company Board Recommendation Change).

(d) Furnishing Information.

(i) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party or Parties (as applicable) may reasonably request in connection with the preparation and filing with the SEC of the Form F-4, Form F-6 and any Other Required Filing. If at any time prior to the Election Deadline any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Form F-4, Form F-6 or any Other Required Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(ii) Each of the Company, Parent and Merger Sub shall use reasonable best efforts to ensure that the information supplied (or to be supplied) by, or on behalf of, such Person to be included in the Form F-4, the Form F-6 or any Other Required Filing will not, at the time the Form F-4, the Form F-6 or such Other Required Filing and any amendment thereof or supplement thereto are filed with the SEC, at the time the Proxy Statement is first disseminated to the Company Stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company, Parent or Merger Sub with respect to statements made therein based on information supplied by the other of the Company or Parent and Merger Sub for inclusion or incorporation by reference therein. Notwithstanding anything in this Agreement to the contrary, Parent shall be with the assistance of the Company, responsible for the preparation of pro forma financial statements required to be included in the Form F-4 or Form F-6, if any. The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement cleared by the SEC as promptly as practicable after its filing; (ii) to have the Form F-4 and the Form F-6 declared effective under the Securities Act as promptly as practicable after its filing and keep the Form F-4 and Form F-6 effective for so long as necessary to consummate the Merger.

(e) Consultation Prior to Certain Communications. The Company and its Representatives, on the one hand, and Parent, Merger Sub and their respective Representatives, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Form F-4, Form F-6 or any Other Required Filing without first providing the other Parties a reasonable opportunity to review and comment on such written communication, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form F-4, the Form F-6 or any Other Required Filing unless it consults with the other Parties in advance and, to the extent permitted by the SEC, allows the other Parties to participate.

(f) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Form F-4, Form F-6 or any Other Required Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Form F-4, Form F-6 or any Other Required Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith, except, in each case, to the extent related to an Acquisition Proposal or a Company Board Recommendation Change. Parent and the Company shall respond as to any comments received from the SEC or its staff on the Form F-4, Form F-6 or any Other Required Filing as promptly as practicable after its receipt thereof. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form F–4, the Form F-6 and any Other Required Filing and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(g) Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the rules and policies of NASDAQ and the NYSE, the DGCL, and the Finnish Companies Act. Subject to Section 5.3(d) and Section 6.3(a), the Proxy Statement shall include the Company Board Recommendation.

(h) Parent shall take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of the NYSE, NASDAQ, the SEC and the Finnish Companies Act to cause (i) the Parent ADSs to be registered pursuant to the Form F-6 to be listed on the NYSE no later than the Effective Time; (ii) the Parent Shares to be registered pursuant to the Form F-4 underlying the Parent ADSs to be admitted to listing on the official list of Nasdaq Helsinki Ltd. and Euronext Paris, in each case, subject to official notice of issuance, no later than the Effective Time; (iii) on the Closing Date or as soon as practicable thereafter, the filing of the Finnish Trade Register notification regarding the Parent Shares underlying the Parent ADSs to be issued as Merger Consideration; and (iv) on the Closing Date or as soon as practicable thereafter, the registration of the Parent Shares underlying the Parent ADSs to be issued as Merger Consideration in book-entry form on Euroclear Finland. Parent shall obtain all necessary securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the declaration of effectiveness of the Form F-4 by the SEC for the purpose of obtaining the Requisite Stockholder Approval (the “Company Stockholder Meeting”). In furtherance of the foregoing, the Company shall conduct in a timely manner a “broker search” in accordance with Rule 14a-13 of the Exchange Act. Subject to Section 5.3(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. In the event that the Company Board makes a Company Board Recommendation Change pursuant to Section 5.3(d), (A) the Company will nevertheless submit this Agreement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholder Meeting; and (B) the Company shall not be required to include the Company Board Recommendation in the Proxy Statement. The Company shall permit Parent and its Representatives to attend the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Capital Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; or (iii) if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that the Company is (A) required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff or (B) reasonably likely to be required under applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change); provided, however, that, subject to the fiduciary duties of the Company Board, in no event shall the Company Stockholder Meeting be postponed or adjourned more than twice or for more than twenty (20) Business Days in the aggregate without the prior written consent of Parent (not to be unreasonably delayed, conditioned or withheld).

6.5 Anti-Takeover Laws. The Company and the Company Board shall (a) take all reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transaction; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transaction, take all reasonable actions within their power to ensure that the Transaction may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transaction.

6.6 Access. As necessary during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records, Contracts and personnel (including employees and agents) of the Company and its Subsidiaries solely to the extent necessary for the purpose of planning for the potential consummation of the Merger and the operation of the Company following the Closing. Notwithstanding the prior sentence, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would result in the waiver of any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall use its reasonable best efforts to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (a) through (e). Nothing in this Section 6.6 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries (x) shall be subject to the Company’s reasonable safety and security measures and insurance requirements and the terms of any underlying lease thereof, and (y) shall not include any testing, sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media without the written consent of the Company, which may be withheld at the Company’s sole discretion. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its covenants set forth in this Section 6.6 by electronic means if physical access is not reasonably feasible. All requests for access pursuant to this Section 6.6 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.7 Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Capital Stock, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation to) honor and fulfill, in all respects, the obligations of the Company pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of its current or former directors or officers (and any person who becomes a director or officer of the Company prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators in their capacity as such, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation to) cause the Organizational Documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the Indemnified Persons that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company, as of the date of this Agreement. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, or employee of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission arising out of or relating to matters existing or occurring prior to or at the Effective Time in such Indemnified Person’s capacity as a director, officer, or employee of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, trustee or fiduciary of another Person (including any employee benefit plan)); and (iii) the Transaction, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.8(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation); (B) Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance all reasonable fees and expenses (including reasonable fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; (C) no Indemnified Person will be liable for any settlement of such

Legal Proceeding effected without his or her prior written consent; and (D) none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard shall be made by independent legal counsel selected by the Surviving Corporation (which counsel shall be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the directors’ and officers’ liability insurance maintained by or for the benefit of the Company as of the Effective Time (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are at least as favorable to the insureds as those of the D&O Insurance from insurance carriers with the same or better A.M. Best financial strength rating as the carriers of the D&O Insurance. In satisfying its obligations pursuant to the immediately preceding sentence of this Section 6.8(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid for the D&O Insurance (such three hundred percent (300%) amount, the “Maximum Annual Premium”). If any annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy (or policies) with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing obligations in this Section 6.8(c), prior to the Effective Time the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier(s) with the same or better A.M. Best financial strength rating as the Company’s current directors’ and officers’ liability insurance carrier(s) so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.8(c) for an amount less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annualized premium equal to the Maximum Annual Premium.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e) No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” insurance referred to in Section 6.8(c) without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons pursuant to this Section 6.8 shall be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to insurance coverage or claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such coverage or claims pursuant to such policies or agreements.

6.9 Employee Matters.

(a) Existing Arrangements. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor, in accordance with their terms (including amendment and termination provisions), all employment agreements, change in control agreements, Collective Bargaining Agreements, obligations under the Law, and change in control or severance plans, policies and arrangements that the Company and its Subsidiaries have with their current and former officers, directors, employees and other individual service providers, except to the extent any such agreement or arrangement has been terminated or superseded by agreement of any such officer, director or employee with Parent. Without limiting the foregoing, for the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Parent shall (or shall cause the Surviving Corporation or other applicable Subsidiary of Parent to) provide each Continuing Employee with (i) while such Continuing Employee remains employed by Parent or any of its Subsidiaries, base salary or base wages, target short-term cash incentive compensation opportunities and employee benefits (excluding equity compensation, retention, transaction or change in control bonuses, defined benefit pension plans or retiree health and welfare plans) that are no less favorable in the aggregate to those provided to such Continuing Employee under the Employee Plans immediately before the Closing Date (provided that base salary or base wages shall be no less favorable than such employee’s base salary or base wages in effect as of immediately prior to the Closing Date) and (ii) severance benefits at least as favorable as such severance benefits provided under any severance agreement, plan, program, policy, or practice in effect for such Continuing Employee as of immediately prior to the Effective Time.

(b) New Plans. With respect to any employee benefit plans of Parent and its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes eligible to participate on or after the Effective Time (the “New Plans”), the Surviving Corporation, Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to: (i) waive all exclusions, eligibility requirements, pre-existing condition requirements, physical examination requirements, evidence of insurability requirements, waiting periods, and actively-at-work or similar requirements, with respect to participation and coverage applicable to such employees and their eligible dependents under any New Plans, except to the extent such conditions, exclusions, requirements or waiting periods would apply under the analogous Employee Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments, deductibles, co-insurance, offset or other out-of-pocket amounts paid during the year in which the Closing Date occurs (and prior to the Effective Time) (to the same extent that such credit was given under the analogous Employee Plan prior to the Effective Time) in satisfying any applicable deductible, out-of-pocket or similar requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes (including severance and vacation accruals) in any New Plan to the same extent that such service was taken into account under the analogous Employee Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) Company 401(k) Plan. Unless Parent requests otherwise in writing at least five (5) Business Days prior to the Closing Date, the Company shall take all actions necessary to effect the termination of any 401(k) Plans of the Company and its Subsidiaries (any such plans, the “Company 401(k) Plan”) or cause such plan to be terminated, effective as of no later than the date immediately preceding the Closing Date, contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If Parent does not make the request described in the preceding sentence that the Company 401(k) Plan be continued, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of the Company. The form and substance of such resolutions shall be subject to prior review by Parent. If the Company 401(k) Plan is terminated, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) designate and establish (if not already established) a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code that is sponsored by the Surviving Corporation or one of its Subsidiaries (the “Surviving Corporation 401(k) Plan”) that will cover Continuing Employees as soon as practicable following the Closing Date. In connection with the termination of the Company 401(k) Plan (if applicable), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Surviving Corporation 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance of each Continuing Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(d) No Third-Party Beneficiary Rights; Related Matters. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 shall not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof or any other Person). Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as the establishment, termination, amendment or other modification of any benefit or compensation plans or arrangements of the Company, Parent or any of their Affiliates or as a guarantee of employment or any term of employment for any employee or (ii) be construed to limit the ability of any party to establish, terminate, amend or modify any benefit or compensation plans or arrangements.

6.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Transaction upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11 Public Statements and Disclosure. Each of the initial press releases prepared by the Company and Parent, with respect to the execution of this Agreement shall be in the form previously agreed to by the Parties, and following such initial press releases, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon (and consider in good faith any comments made by the other Parties in relation to), any press release or other public statements (or any statements that are reasonably likely to become public) with respect to the Transaction and shall not issue any such press release or make any such public statement prior to such consultation and without the prior written consent of (x) the Company in the case of any such press release or public statement by Parent or Merger Sub or (y) Parent in the case of any such press release or public statement by the Company (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be required for any such press release or public statement required by applicable Law, court process or by obligations pursuant to any rules of, or listing agreement with, any national securities exchange or national securities quotation system (and then only after as much advance notice to the other Parties and consultation as is feasible) if the applicable Party has provided a right to review such press release or public statement (to the extent permissible); provided that neither the Company nor Parent shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.11 or any communications plan previously agreed to by Parent and the Company. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to the portion of any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change made in accordance with this Agreement or any action taken pursuant thereto or (ii) in connection with any dispute or Legal Proceeding between the Parties regarding this Agreement or the Merger.

6.12 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.16 Payoff Letters. Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to obtain customary payoff letters and lien release documentation (the “Payoff Letters”) from (a) the lenders under the Company Loan Agreement and (b) to the extent reasonably requested by Parent, the holders of other existing indebtedness for borrowed money of the Company and its Subsidiaries, in each case, providing for the payoff, discharge and termination of such indebtedness (or, with respect to existing letters of credit or swap agreements, the replacement, cash collateralization, or backstop thereof) on the Closing Date and, in each case, other than customary indemnity obligations that expressly survive by their terms. Notwithstanding anything to the contrary herein, in no event shall this Section 6.16 require the Company or any of its Subsidiaries to (x) cause the termination or repayment of any Indebtedness of the Company and its Subsidiaries unless the Closing shall have occurred, or (y) incur any liability in connection with the terminations of any such Indebtedness that is effective prior to the occurrence of the Closing.

6.17 Convertible Notes; Capped Calls.

(a) 2024 Notes. The Company shall pay the 2024 Notes in cash upon the maturity of the 2024 Notes or settle any conversions on or prior to the maturity date thereof, in each case, in accordance with the 2024 Notes Indenture.

(b) Convertible Notes. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to: (i) within the time periods required by the term of the applicable Convertible Notes Indenture give all notices and take all other actions that may be required in connection with the transactions contemplated by this Agreement prior to the Effective Time under or in connection with the Convertible Notes Indentures, in each case, in a form reasonably acceptable to Parent; (ii) prior to the Effective Time, execute and deliver to the trustee a supplemental indenture with respect to each Convertible Notes Indenture outstanding at such time in a form reasonably satisfactory to Parent, effective as of the Effective Time and complying with the applicable requirements of the applicable Convertible Notes Indenture, together with any related certificates, legal opinions and other documents required by such Convertible Notes Indenture to be delivered in connection with such supplemental indenture; and (iii) provide all assistance and take all other actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of the Company’s obligations under the terms of the Convertible Notes and the Convertible Notes Indentures. Parent and its counsel shall be given the opportunity to review and comment on each such document or instrument, in each case, in accordance with the foregoing sentence before such document or instrument is provided to a trustee under any Convertible Notes Indenture.

(c) Capped Calls. Prior to the Effective Time, (i) within the time periods required by the terms of the Capped Call Documentation, the Company shall use commercially reasonable efforts to give all notices and take all other actions that may be required under or in connection with the Capped Calls prior to the Capped Calls Expiration Date as a result of the execution and delivery of this Agreement or the consummation of the Transaction, in each case in a form reasonably acceptable to Parent; and (ii) the Company shall not amend, modify or terminate the Capped Call Transactions without the prior written consent of Parent (other than the termination of the Capped Calls pursuant to their terms and any modification, adjustment or termination made by counterparties to the Capped Call Documentation without the need for consent of or agreement by the Company pursuant to the terms of the Capped Call Documentation); and (iii) use its reasonable best efforts to provide all assistance and take other actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith or required to the fulfillment of the Company’s obligations under the terms of the Capped Call Documentation.

6.18 Conduct of Business by Parent and Merger Sub. During the period commencing immediately following the execution of this Agreement until the Effective Time, unless the Company otherwise consents, Parent and Merger Sub will not, and will cause their Affiliates not to, enter or agree to enter into, or publicly disclose any intention to enter into, any definitive agreement for the acquisition of any business or Person that would reasonably be expected to (i) prevent or materially impair their ability to consummate the Merger or (ii) materially delay the consummation of the Merger.

6.19 VDR. As promptly as practicable following the date of this Agreement, the Company shall use reasonable best efforts to deliver to Parent two (2) electronic copies of the contents of the VDR as of the date of this Agreement.

6.20 Prior Transaction. The parties acknowledge and agree that nothing in this Article VI shall restrict the consummation by Parent and its Subsidiaries, or the exercise by Parent and its Subsidiaries of an option to execute definitive agreements providing for the consummation of, the transaction described on Section 4.8 of the Parent Disclosure Letter substantially in accordance with its material terms as set out on Section 4.8 of the Parent Disclosure Letter.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Transaction.

The respective obligations of Parent, Merger Sub and the Company to consummate the Transaction are subject to the satisfaction (or waiver by each of the Parties in writing) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company shall have received the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) No Prohibitive Laws or Injunctions. No Law or Order (whether temporary, preliminary or permanent) of any Governmental Authority of competent jurisdiction preventing, materially enjoining, materially restraining or materially impairing the consummation of the Merger (such Law or Order, a “Restraint”) shall have been enacted, entered, promulgated or enforced and be continuing in effect. It is agreed that the receipt by any Party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 7.1(b) or Section 7.1(c) to be satisfied.

(c) Antitrust Laws Regulatory Approvals. The waiting periods (and any extensions thereof) applicable to the Merger pursuant to the HSR Act shall have expired or otherwise been terminated and the other Regulatory Approvals under the Antitrust Laws set forth on Schedule 7.1(c) shall have been obtained without imposition of a Burdensome Condition.

(d) Foreign Investment Laws Regulatory Approvals. The Regulatory Approvals under the Foreign Investment Laws set forth on Schedule 7.1(d) either (i) shall have been obtained, including by receipt of CFIUS Approval, or (ii) shall no longer be required under applicable Law, in each case, without imposition of a Burdensome Condition.

(e) DCSA Regulatory Approval. DCSA Approval shall have been received and shall remain in effect.

(f) Listing. The Parent ADSs to be delivered by Parent to the holders of Company Capital Stock as a result of a Share Election or a Mixed Election pursuant to Section 2.7(b) shall have been approved for listing on the NYSE, subject to official notice of issuance, and the Parent Shares underlying the Parent ADS shall have been approved for listing on the official list of Nasdaq Helsinki Ltd and Euronext Paris, subject to official notice of issuance.

(g) Form F-4 and F-6. The Form F-4 and, to the extent required, the Form F-6, shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form F-4 and the Form F-6 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transaction are subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date) without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein, except for such failures, individually or in the aggregate, to be true and correct that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.7 (excluding, for the avoidance of doubt, those representations and warranties listed in Section 7.2(a)(iii)) and Section 3.28 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date).

(iii) The representations and warranties set forth in Section 3.7(a) and Section 3.7(d) shall be true and correct in all respects, except for any inaccuracies which are de minimis in nature, as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects, except for any inaccuracies which are de minimis in nature, as of such specified date).

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants and agreements in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or arisen after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Transaction. The obligations of the Company to consummate the Transaction are subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.3(a)(ii), the representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date) without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein, except for such failures, individually or in the aggregate, to be true and correct that have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(ii) The representations and warranties set forth in Section 4.1, Section 4.2, Section 4.4, and Section 4.10 that (A) are not qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); and (B) are qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case, except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants and agreements in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if any Restraint has become permanent, final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party that has failed to comply with the terms of Section 6.2 or Section 6.18, as applicable;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on June 27, 2025 (the “Termination Date”); provided that if on the Termination Date, any of the conditions set forth in Section 7.1(b) (to the extent that the applicable Restraint constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule), Section 7.1(c), Section 7.1(d) or Section 7.1(e) shall not have not been satisfied, then the Termination Date shall be automatically extended (without the action of any Party) to December 27, 2025, and such date shall become the Termination Date for purposes of this Agreement; provided, further, that in the event that the Closing would occur in accordance with Section 2.3 on a date (the “Specified Date”) that occurs within three (3) Business Days after the Termination Date (as extended pursuant to this Section 8.1(c)), then the Termination Date shall be automatically extended to the Specified Date and the Specified Date shall become the Termination Date for purposes of this Agreement; provided, further, that in the event of a Government Shutdown that occurs prior to the Termination Date (as extended pursuant to this Section 8.1(c)), the Termination Date shall be automatically extended by one (1) calendar day for each calendar day that such Government Shutdown lasts (such extension as a result of one or more Government Shutdowns not to exceed one hundred eighty (180) days in the aggregate); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to (i) either Parent or the Company if the other Party is pursuing a Legal Proceeding against it pursuant to Section 9.8(b); or (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy any of the conditions to the obligations of the other Party to consummate the Merger set forth in Article VII prior to the Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d) by Parent or the Company, at any time prior to the Effective Time if the Company Stockholder Meeting is held and the Requisite Stockholder Approval is not received at such meeting;

(e) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach or failure to perform is capable of being cured by the Termination Date, Parent shall not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach or failure to perform, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent shall not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to the end of such thirty (30) day period; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3 to be satisfied;

(f) by Parent, at any time prior to the Company receiving the Requisite Stockholder Approval, if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach or failure to perform, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company shall not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to the end of such thirty (30) day period; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied; or

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval, if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal and substantially concurrently with the termination the Company enters into such Alternative Acquisition Agreement; (iii) such Superior Proposal was not the result of a breach of Section 5.3(a) (other than any immaterial breach) and the Company has complied with its covenants in Section 5.3(d) with respect to such Superior Proposal (other than any immaterial breach); and (iv) the Company pays or causes to be paid to Parent or its designee in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate, or representative of such Party) to the other Parties, as applicable, except that this Section 8.2, Section 8.3 and Article IX shall each survive the termination of this Agreement. Notwithstanding the foregoing, and subject to the limitations set forth in Section 8.3, nothing in this Agreement or termination hereof will relieve any Party from any liability for fraud or any material and willful breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach by such Party) of this Agreement by such Party prior to termination. In addition to the foregoing, no termination of this Agreement by such Party will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Exchange Agent.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied as if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a bona fide written Acquisition Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn or otherwise abandoned; and (D) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction then the Company shall promptly (and in any event within three (3) Business Days) after the earlier of (x) the consummation of, or (y) the entry into of a definitive agreement with respect to, such Acquisition Transaction pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty and one tenth percent (50.1%).”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must, prior to or substantially concurrently with such termination, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payment. If this Agreement is validly terminated pursuant to (i) Section 8.1(b) as a result of a Restraint that constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule or (ii) Section 8.1(c) and, at the time of such termination pursuant to Section 8.1(c), any of the conditions set forth in Section 7.1(b) (to the extent that the applicable Restraint constitutes or is enacted, entered, promulgated or enforced under, an Antitrust Law, a Foreign Investment Law or the NISPOM Rule), Section 7.1(c), Section 7.1(d) or Section 7.1(e) have not been satisfied, then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company either (A) prior to or substantially concurrently with such termination, in the case of a termination by Parent, or (B) promptly (and in any event within three (3) Business Days) following such termination, in the case of a termination by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or the Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction and that the Company Termination Fee and the Parent Termination Fee are not a penalty, but are liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement, which would otherwise be impossible to calculate with precision, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if (i) the Company fails to promptly pay the Company Termination Fee or (ii) Parent fails to promptly pay the Parent Termination Fee, in each case when due and payable, and Parent (or an Affiliate) or the Company

(or an Affiliate), as applicable, commences a Legal Proceeding that seeks to obtain payment of the Company Termination Fee or the Parent Termination Fee, as applicable, the non-prevailing party shall pay the prevailing party its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f) Sole Remedy. Except in the case of fraud or any material and willful breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach by the applicable Party):

(i) Parent’s right to receive the Company Termination Fee to the extent owed pursuant to Section 8.3(b) and Parent’s right to specific performance pursuant to Section 9.8 shall be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount (to the extent owed), none of the Company Related Parties shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and Parent and Merger Sub and their respective Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable); and

(ii) the Company’s right to receive the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) and Company’s right to specific performance pursuant to Section 9.8 shall be the sole and exclusive remedies of Company and each of its Affiliates against (A) Parent, Merger Sub, their respective Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Parent, Merger Sub, their respective Subsidiaries and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount (to the extent owed), none of the Parent Related Parties shall have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party or Parties contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party or Parties with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed to be a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right. Any waiver by a Party of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms are to be performed at or following the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service; or (iii) immediately upon delivery by hand (with a written or electronic confirmation of delivery) or by electronic mail, in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Nokia Corporation

Karakaari 7

02610 Espoo

Finland

Attn: Head of Corporate Legal

Email: [***]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

22 Bishopsgate

London EC2N 4BQ

Attn:	Lorenzo Corte

Denis Klimentchenko

Email:	[***]

[***]

(b)	if to the Company (prior to the Effective Time) to:

Infinera Corporation

6373 San Ignacio Avenue

San Jose, CA 95119

Attn:	Regan MacPherson; David L. Teichmann

Email:	[***]; [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attn:	Tony Jeffries; Douglas K. Schnell,

Amanda Urquiza; Remi P. Korenblit,

Ross Tanaka

Email:	[***]; [***],

[***]; [***],

[***]

From time to time, any Party may provide notice to the other Parties of a change in its address, or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that (i) Parent may assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time in connection with a merger or consolidation involving Parent, or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation and (ii) Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Subsidiaries; it being understood that any such assignment described in clauses (i) or (ii) above will not relieve Parent and/or Merger Sub of any of their respective obligations under this

Agreement or impede or delay the consummation of the Transaction. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated December 5, 2023 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective representatives in connection with the Merger (including any information obtained pursuant to Section 6.6) in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were the counterparty thereto. In addition, the non-solicitation obligations under the Confidentiality Agreement shall remain in full force and effect for so long as this Agreement is in effect and for twelve (12) months following any termination of this Agreement pursuant to Article VIII.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement shall (A) not be superseded; (B) survive any termination of this Agreement; and (C) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Company Disclosure Letter is not incorporated by reference into, and shall not be deemed to constitute a part of this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.8 and this Section 9.6, the Parties agree that their respective representations, warranties, covenants, and agreements set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement and, except in the case of fraud, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Parties. This Agreement is not intended to and shall not confer upon any other Person any rights or remedies under this Agreement, except (i) as set forth in and contemplated by Section 6.8; (ii) that the Company, whether before or after the termination of this Agreement, may seek damages or other relief on behalf of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs (which Parent and Merger Sub acknowledge and agree may include damages based on a decrease in share value or lost premium); and (iii) from and after the Effective Time, for the rights of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs to receive the Merger Consideration set forth in Article II. The rights granted pursuant to the foregoing clause (ii) will only be enforceable on behalf of the holders of shares of Company Capital Stock, Company RSUs and Company PSUs by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of Company Capital Stock, Company RSUs and Company PSUs and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

(b) Specific Performance. The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) the provisions of Section 8.3 are not intended to and do not diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Transaction and without that right, none of the Company or Parent would have entered into this Agreement. The Parties agree not to raise any objections to the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement on the basis that (i) the other Parties have an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity (it being understood that Parent and Merger Sub shall be deemed to be a single Party solely for purposes of this Section 9.8). Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(i) Notwithstanding anything to the contrary in this Agreement, if prior to the Termination Date any Party initiates a Legal Proceeding to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Termination Date shall be automatically extended by (A) the amount of time during which such Legal Proceeding is pending plus twenty (20) Business Days; or (B) such other time period established by the court presiding over such Legal Proceeding.

9.9 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based on, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement or the Transaction, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arises out of or relating to this Agreement or the Transaction; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement or the Transaction shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the

Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transaction in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions, either within or outside of the U.S., by suit on the judgment or in any other manner provided by applicable Law. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. With respect to any Legal Proceeding for which it has submitted to jurisdiction pursuant to this Section 9.10, each Party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 9.2. Nothing in this Section 9.10 shall affect the right of any Party to serve process in any other manner permitted by Law. The foregoing consent to jurisdiction shall not (x) constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Legal Proceedings based on, arising out of or relating to this Agreement or the Transaction or (y) be deemed to confer rights on any Person other than the Parties.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent executed and delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or other means of electronic signature (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

NOKIA CORPORATION

By:	/s/ Johanna Mandelin
Name: Johanna Mandelin
Title: Authorized Signatory

By:	/s/ Tatu Simula
Name: Tatu Simula
Title: Authorized Signatory

NEPTUNE OF AMERICA CORPORATION

By:	/s/ Alexis Mendoza
Name: Alexis P. Mendoza
Title: President

By:	/s/ Margaret G. Gelsi
Name: Margaret G. Gelsi
Title: Secretary

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

INFINERA CORPORATION,
a Delaware Corporation

By:	/s/ David W. Heard
Name: David. W. Heard
Title: Chief Executive Officer

Schedule 7.1(c)

Antitrust Laws Regulatory Approvals

Notwithstanding anything to the contrary in this Agreement, if the parties, acting reasonably and in good faith, mutually determine that a filing, notice, contest and the like is not required or advisable in any of the below jurisdictions, such jurisdiction shall be removed from this Schedule 7.1(c).

Under Antitrust Laws in the following jurisdictions:

•	European Union

•	United Kingdom

•	United States of America

•	Australia

•	Brazil

•	Colombia

•	New Zealand

•	Saudi Arabia

•	Serbia

•	South Africa

•	Taiwan

Schedule 7.1(d)

Foreign Investment Laws Regulatory Approvals

Notwithstanding anything to the contrary in this Agreement, if the parties, acting reasonably and in good faith, mutually determine that a filing, notice, contest and the like is not required or advisable in any of the below jurisdictions, such jurisdiction shall be removed from this Schedule 7.1(d).

Under Foreign Investment Laws in the following jurisdictions:

•	Australia

•	Belgium

•	Denmark

•	France

•	Germany

•	Hungary

•	India

•	Italy

•	Luxembourg

•	Netherlands

•	Sweden

United Kingdom

and the CFIUS Approval.